U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

WHO’S YOUR DADDY, INC.
(Name of small business issuer as specified in its charter)

Nevada	#98-0360989
(State of Incorporation)	(I.R.S. Employer Identification No.)

5840 El Camino Real, Suite 108, Carlsbad, CA 92008
(Address of principal executive offices)

(760) 438-5470
(Issuer's telephone number)

Copies of communications to:

Harry J. Proctor, Esq.
SOLOMON WARD SEIDENWURM & SMITH, LLP
401 B Street, Suite 1200
San Diego, California 92130
Telephone No.: (619) 231-0303
Facsimile No.: (619) 231-4755

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock	5,867,355 3,084,000(2)	$0.73 $0.73	$4,238,169 $2,251,320	$199.23

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.
(2)	Issuable upon exercise of warrants and options issued in accordance with the terms of certain agreements detailed herein.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED July 2, 2007

PROSPECTUS

WHO’S YOUR DADDY, INC.
8,951,355 SHARES OF
COMMON STOCK

This prospectus relates to the resale of up to 8,951,355 shares of our common stock by the “Selling Stockholders” as identified below. The number of shares the Selling Stockholders may offer for sale include:

•
Up to 1,532,000 shares of our common stock which were issued to certain Selling Stockholders upon exercise of an option to purchase up to 2,500,000 shares of our common stock at $0.50 per share pursuant to the Securities Purchase Agreement dated May 7, 2007 attached as Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 14, 2007, and Amendment to Securities Purchase Agreement dated June 22, 2007 attached as Exhibit 10.1 to the Form 8-K filed with the SEC on June 28, 2007 (together, the “Securities Purchase Agreement”);

•
Up to 968,000 shares of our common stock which may be issued upon the exercise of an option to purchase up to 2,500,000 shares of our common stock at $0.50 per share pursuant to the Securities Purchase Agreement;

•	Up to 4,335,355 shares of our common stock which were issued in private placements to certain Selling Stockholders between October 2005 and July 2007;

•	Up to 91,000 shares of our common stock which may be issued upon the exercise of certain warrants issued to certain Selling Stockholders between October 2005 and February 2007;

•	Up to 525,000 shares of our common stock which may be issued upon the exercise of certain options previously issued to our former Chief Financial Officer; and

•	Up to 1,500,000 shares of our common stock which may be issued upon the exercise of certain options issued in connection with the hiring of our current Chief Financial Officer in May 2007.

The Selling Stockholders may sell their common stock from time to time at prevailing market prices. A portion of the shares of common stock covered by this prospectus may be issued from time to time pursuant to various warrant and option agreements between the Selling Stockholders and us. We will receive proceeds upon the exercise of the warrants and options held by the Selling Stockholders, but we will not receive any of the proceeds from the resale of shares by the Selling Stockholders.

Our shares of common stock are quoted on the OTC Bulletin Board under the symbol “WYDY.” The last reported sale price of our common stock on June 29, 2007 was $0.73.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK AND ARE SUBJECT TO THE “PENNY STOCK” RULES. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The date of this prospectus is July 2, 2007.

SUMMARY

This summary highlights information contained elsewhere in this prospectus You should read the entire prospectus carefully, including, the section entitled “Risk Factors”, and our Consolidated Financial Statements and the related Notes included in this prospectus before deciding to invest in our common stock. Except as otherwise required by the context, all references in this prospectus to “we”, “us”, “our”, “WYDY”, or the “Company” refer to the consolidated operations of Who’s Your Daddy, Inc., a Nevada corporation, and its wholly-owned subsidiaries.

The Company

We were incorporated in the State of Nevada on October 12, 2000 under the name Cogen Systems, Inc. We changed our name to Snocone Systems, Inc. on December 6, 2001. On April 1, 2005, Snocone Systems, Inc. completed and closed an Agreement and Plan of Merger with Who’s Your Daddy, Inc. (“WYD”), an unrelated, privately-held California corporation, whereby WYD became a wholly-owned subsidiary of the Company. WYD was founded by Edon Moyal and Dan Fleyshman in November, 2001 with their vision of licensing the phrase “Who’s Your Daddy.”

As a result of the merger, we changed our name to Who’s Your Daddy, Inc. After developing our own energy drink, we changed our primary business to the manufacture and distribution of ready-to-drink King of Energy™ beverages centered on our trademark-protected brand, Who’s Your Daddy®. While we continue to assess licensing opportunities for our trademark-protected brand, our current efforts are concentrated on expanding the distribution of our King of Energy™ energy drinks.

In the third quarter of 2005, we commenced sales of the Who’s Your Daddy® King of Energy™ regular and sugar-free cranberry-pineapple flavor energy drinks.  The business strategy behind our King of Energy™ energy drinks focuses on maintaining the edge, energy and humor behind our brand, while continuing to build brand awareness and recognition. Our target market includes those who seek alternatives to unpleasant-tasting energy drinks, coffee and other beverages intended to provide an energy boost. As part of our strategy, we have developed products and events that appeal to this group, and we continue to pursue opportunities to expand our product lines and distribution worldwide.

Our King of Energy™ energy drinks come in two flavors and four distinct formulas. We have regular and sugar-free versions of our unique cranberry-pineapple flavor, which we started shipping in the third quarter of 2005, and regular and sugar-free versions of our green tea flavor. We introduced our regular green tea beverage in July 2006 as one of the first green tea beverages for the energy drink market.  In February 2007, we began shipping our sugar-free green tea flavored beverage. For this product, we are targeting women and the more mature generation who are interested in the anti-oxidant, cleansing and weight loss features of green tea. This offering expands the scope of retailers who carry our products, since many green tea retailers generally do not carry energy drinks. In May 2007, we introduced 8.4-ounce/200 ml cans and the “Bag in the Box” method of distributing our beverages to service consumers in nightclubs, sports bars, music venues, restaurants, fast food chains and other concession outlets. “Bag in the Box,” commonly referred to in the industry as “BIB,” is an industry-standard container of concentrated formulated syrup that is mixed with carbonated water and typically utilized in over the counter soda dispensers and soda machines.

We currently have over 39 distributors who distribute our energy drinks in 18 states. We are actively developing new flavors of our King of Energy™ energy drinks. We plan to introduce these gradually as we gain shelf space, geographic distribution, and can capitalize on economies of scale.

We produce our King of Energy™ energy drinks at facilities utilized by known national brands such as 7-UP®, RC Cola® and Pepsi®. We also utilize premier American canners – Ball Corporation in the West (the largest canning company in the world) and Rexam Beverage Can Company in the East (one of the largest canning companies in the United States). Selection of canners is primarily governed by their capability to handle 16 and 8.4-ounce/200 ml cans, “Bag in the Box” capabilities, proximity to our geographical markets of activity, available plant capacity, pricing, terms and storage facilities at the plant.

We have established distribution agreements with some of the largest and most respected beer and beverage distributors in the United States. Our business strategy is to continue growing our distribution network and to concentrate on the needs of distributors to facilitate continued geographical expansion in the United States. Existing and new strategic relationships play a large role in our expansion, and we are strategically selective in building our distribution network. We have increased and expanded our top tier distribution network to include; Arizona, Arkansas, California, Idaho, Louisiana, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Mexico, Ohio, Tennessee, Texas, North Carolina, South Carolina, Wisconsin, Florida and Utah.

Our common stock is currently quoted on the OTCBB under the symbol “WYDY.”

Our Contact Information

Our principal executive offices are located at 5840 El Camino Real, Suite 108, Carlsbad, California 92008.  We can be reached by calling (760) 438-5470.  We invite you to visit our websites at www.whosyourdaddyinc.com and www.kingofenergy.com.

The Offering

Securities offered by Selling Stockholders
The securities being registered hereunder include: (i) 5,867,355 shares of common stock acquired by the Selling Stockholders through private placements; and (ii) 3,084,000 shares of common stock issuable upon exercise of warrants and options acquired in connection with certain agreements, all offered at a price of $0.73 per share. There are no minimum purchase requirements and no arrangements to place any of the proceeds of the offering in escrow.

Use of Proceeds
We will not receive any proceeds from the resale of shares in this offering by the Selling Stockholders, but certain of our affiliates hold shares included in this registration statement and will receive proceeds from the resale of those shares. We will receive proceeds upon the exercise of warrants and options held by certain of the Selling Stockholders. We expect to use any proceeds we receive for working capital and for other general corporate purposes.

Common stock currently outstanding	The Company currently has 29,244,497 shares issued and outstanding. No new shares will be issued pursuant to this offering.

OTCBB Symbol	WYDY

RISK FACTORS

This investment has a high degree of risk. Before you invest, you should carefully consider the risks and uncertainties described below and the other information in this prospectus. We believe the following risk factors are all of the material risk factors involved in purchasing our shares. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of your stock could go down. This means you could lose all or a part of your investment. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Forward-Looking Statements.”

Risks Relating to Our Business:

We are subject to various risks that may materially harm our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline.

Our auditor has raised substantial doubt about our ability to continue our business.  We need to obtain sufficient liquidity to continue as a going concern if our business is to achieve profitability.

We received a report from our independent auditors on our financial statements for the fiscal year ended December 31, 2006 in which our auditors included explanatory paragraphs indicating that our recurring losses and working capital deficit cause substantial doubt about our ability to continue as a going concern. By issuing this opinion, our auditors have indicated that they are uncertain as to whether we have the liquidity and capability to continue our operations.  If we are unable to generate significant revenue and/or raise additional financing, we will not have sufficient funds to continue our business.

If we do not obtain additional financing, our business will fail.

We have experienced significant operating losses since our inception in October 2005.  The Company has incurred losses for the quarter ended March 31, 2007 of $926,008, $5,648,069 in the year ending December 31, 2006; $12,328,886 cumulative since inception and has a working capital deficit of $3,792,014 as of March 31, 2007. We will continue to have a high level of operating expenses and will require additional funds to implement our current business strategy until we can generate revenues sufficient to fund our operations. If we cannot obtain these funds, we will not be able to complete our business plan or achieve or sustain profitability. We do not currently have any arrangements for financing, and we can provide no assurance to investors that we will be able to find such required financing.

If we are not able to retain the full-time services of senior management, it may have an adverse effect on our operations and/or our operating performance until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our senior management. We do not maintain key person life insurance for any members of our senior management. We currently have employment agreements with Messrs. Moyal and Fleyshman which end on December 31, 2010 and an employement agreement with Mr. Moynahan that ends on May 9, 2010. Messrs. Moyal and Fleyshman have not received cash for salaries and have deferred their salaries so far in 2007.  Mr. Moynahan is deferring 50% of his salary until the Company achieves certain revenue and funding targets.  The loss of services of either of these persons or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms.

If we fail to adequately manage our growth, we may not be successful in growing our business and becoming profitable.

We expect our business and number of employees to grow over the next year. We expect that our growth will place significant stress on our operation, management, employee base and ability to meet capital requirements sufficient to support our growth over the next 12 months. Any failure to address the needs of our growing business successfully could have a negative impact on our chance of success.

Provisions in our organizational documents and control by insiders may prevent changes in control even if such changes would be beneficial to other stockholders.

Our organizational documents may limit changes in control.  Furthermore, at May 10, 2007, members of our board of directors together control votes equivalent to more than 48% of our outstanding common stock. Consequently, management and the board of directors could exercise significant control on matters submitted to a vote of our stockholders, including electing directors, amending organizational documents and approving extraordinary transactions such as a takeover attempt, even though such actions may not be favorable to the other common stockholders.

It is likely that additional shares of our stock will be issued in the normal course of our business development, which will result in a dilutive affect on our existing stockholders.

We will issue additional stock as required to raise additional capital.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

We are a party, from time to time, to various litigation claims and legal proceedings, which could adversely affect our financial results. On July 19, 2006, the Company received a Demand for Arbitration filed with the American Arbitration Association from Greg Sacks seeking damages arising out of a sponsorship contract between the parties. On February 13, 2007, the Arbitrator awarded Sacks Motorsports Inc. $1,790,000. On April 9, 2007, the Company was served with a summons and complaint in a lawsuit seeking judgment on a $222,352 note payable. On May 8, 2007, the Company was served with a summons and complaint in a lawsuit filed in the San Diego Superior Court seeking judgment under a contract allegedly calling for the payment by the Company of $288,000, stock in the Company’s wholly-owned subsidiary, Who’s Your Daddy, Inc., a California corporation, plus a certain percentage of the revenues of that subsidiary.  While the Company is vigorously pursuing relief and/or counter actions in each instance, there can be no assurance that these actions will be successful and that the Company will not be required to pay cash amounts in each of these legal proceedings.

Risks Relating to Our Industry:

Competitive pressure in the “energy drink” market could adversely affect our operating results.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products and flavors and marketing campaigns. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, all of which have substantially greater financial, marketing and distribution resources than we do. Our energy drinks compete directly with Red Bull®, Monster®, Rockstar® and many other brands.  There can be no assurance that we will be able to capture sufficient market share to sustain our business.

We rely on canners and other contract packers to manufacture our products.  If we are unable to maintain good relationships with our canners and contract packers and/or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.

We do not directly manufacture our products, but instead outsource such manufacturing to contract canners. Although our production arrangements are generally of short duration or are terminable upon request, in the event of a disruption or delay, we may be unable to procure alternative canning facilities at acceptable quality, commercially reasonable rates and/or within a reasonably short time period. In addition, there are limited canning facilities in the United States with adequate capacity and/or suitable equipment for our energy drinks in 16 and 8.4-ounce/200 ml cans, and our “Bag in the Box” method of distribution.  A disruption or delay in production of any of such products could significantly affect our revenues and adequate capacity may not be available for such products either at commercially reasonable rates, and/or within a reasonably short time period, if at all. Consequently, a disruption in production of such products could adversely affect our revenues.

If we are unable to maintain brand image or product quality, or if we encounter product recalls, our business may suffer.

Our success depends on our ability to maintain and build brand image for our existing products, new products and brand extensions. We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our product’s brand image and on consumer preferences. Product quality issues, real or imagined, or allegations of product contamination, even if fake or unfounded, could tarnish our image and may cause consumers to choose other products. We may be required from time to time to recall products entirely or from specific canners, markets or batches. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance.

Our customers are material to our success. If we are unable to maintain good relationships with our existing customers, our business could suffer.

Unilateral decisions could be taken by our distributors, and/or convenience chains, grocery chains, specialty chain stores, club stores and other customers to discontinue carrying all or any of the our products that they are carrying at any time, which could cause our business to suffer.

We may not correctly estimate demand for our products.

Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials we might not be able to satisfy demand on a short-term basis.

Our intellectual property rights are critical to our success and the loss of such rights could materially adversely affect our business.

We own numerous trademarks that are very important to our business. We also own the copyright in and to a portion of the content on the packaging of our products. We regard our trademarks, copyrights, and similar intellectual property as critical to our success and attempt to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to prevent infringement. Product packages and artwork are important to our success and we take action to protect against imitation of our packaging and trade dress and to protect our trademarks and copyrights as necessary.  However, there can be no assurance that other third parties will not infringe or misappropriate our trademarks and similar proprietary rights. If we lose some or all of our intellectual property rights, our business may be materially adversely affected.

Risks Relating to our Common Stock and Its Market:

We have not, and currently do not anticipate paying dividends on our common stock.

We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends. Therefore, our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds which could affect our ability to expand business operations.

There is a limited market for our common stock which makes it difficult for investors to engage in transactions in our securities.

Our common stock is quoted on the OTCBB under the symbol “WYDY.” If public trading of our common stock does not increase, a liquid market will not develop for our common stock. The potential effects of this include difficulties for the holders of our common shares to sell our common stock at prices they find attractive. If liquidity in the market for our common stock does not increase, investors in our company may never be able to sell their shares and realize a profit on their investment.

Our stock is thinly traded, which can lead to price volatility and difficulty liquidating your investment.

The trading volume of our stock has been relatively low, which can cause the trading price of our stock to change substantially in response to relatively small buy or sell orders. Both volume and price could also be subject to wide fluctuations in response to various factors, many of which are beyond our control, including actual or anticipated variations in quarterly and annual operating results and general market perception. An absence of an active trading market could adversely affect our stockholders’ ability to sell to sell our common stock in short time periods, or possibly at all. In addition, we believe that factors such as changes in the overall economy or the condition of the financial markets, particularly with regard to smaller capitalization stocks such as ours,  could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to enter the market from time to time in the belief that we will have poor results in the future which would increase selling pressure on our stock and would likely cause reductions in the price of our stock. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our stock will be stable or appreciate over time, or be able to accommodate the sale of your shares without a substantial reduction in the price of the stock.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, the market price of our common stock could fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our common stock is deemed to be “penny stock”, which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The requirements imposed by such designation may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks as defined in Rule 3a51-1 are stocks:

-  With a price of less than $5.00 per share;

-  That are not traded on a “recognized” national exchange (we are currently traded on the Bulletin Board exchange, which is not considered to be a “recognized” national exchange);

-  Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or

-  From issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. Many brokers have decided not to trade “penny stocks” because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the “penny stock rules” for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the “penny stock rules,” investors will find it more difficult to dispose of our securities. Selling Stockholders may impact our stock value through the execution of short sales which may decrease the value of our common stock.

Short sales are transactions in which a selling stockholder sells a security it does not own. To complete the transaction, a selling stockholder must borrow the security to make delivery to the buyer. The selling stockholder is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the selling stockholder.  If the underlying security goes down in price between the time the selling stockholder sells our security and buys it back, the selling stockholder will realize a gain on the transaction. Conversely, if the underlying security goes up in price during the period, the selling stockholder will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales. The selling stockholders in this registration statement could short the stock by borrowing and then selling our securities in the market, and then converting the stock through either the warrants at a discount to replace the security borrowed. Because the selling shareholders control a large portion of our common stock, the selling shareholders could have a large impact on the value of our stock if they were to engage in short selling of our stock. Such short selling could impact the value of our stock in an extreme and volatile manner to the detriment of other shareholders.

Shares eligible for public sale in the future could decrease the price of our shares of common stock and reduce our future ability to raise capital.

Sales of substantial amounts of shares of our common stock in the public market could decrease the prevailing market price of our common stock.  If this is the case, investors in our shares of common stock may be forced to sell such shares at prices below the price they paid for their shares.  In addition, a decreased market price may result in potential future investors losing confidence in us and failing to provide needed funding. This will have a negative effect on our ability to raise equity capital in the future.

USE OF PROCEEDS

The Selling Stockholders are selling shares of common stock covered by this prospectus for their own account. We will not receive any of the proceeds from the resale of these shares, but certain of our affiliates hold shares included in this registration statement and will receive proceeds from the resale of those shares. We may receive proceeds from the sale of shares issuable upon exercise of certain warrants and options by the Selling Stockholders. Any proceeds received by us upon the exercise of these warrants and options will be used for general corporate purposes. We have agreed to bear the expenses relating to the registration of the shares for the Selling Stockholders.

“PENNY STOCK” CONSIDERATIONS

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the Securities and Exchange Commission (“SEC”). Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules.

SELLING STOCKHOLDERS

The securities being offered hereunder are being offered for resale by the Selling Stockholders. The Selling Stockholders may from time to time offer and sell pursuant to this prospectus up to an aggregate of 8,007,547 shares of our common stock.

The Selling Stockholders may from time to time offer and sell any or all of their shares that are registered under this prospectus. Because the Selling Stockholders are not obligated to sell their shares, and because the Selling Stockholders may also acquire publicly traded shares of our common stock, we cannot estimate how many shares the Selling Stockholders will own after the offering.

Pursuant to the terms of the relevant Selling Stockholders’ agreements with us, all expenses incurred with respect to the registration of the common stock covered by this prospectus will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any Selling Stockholder in connection with its sale of shares.

The table below sets forth with respect to each Selling Stockholder, based upon information made available to us by each Selling Stockholder: (i) the number of shares of common stock beneficially owned as of July 2, 2007 and prior to the offering contemplated hereby; (ii) the maximum number of shares of common stock which may be sold by the Selling Stockholder under this prospectus; and (iii) the number of shares of common stock which will be owned after the offering by the Selling Stockholder.

Name of Selling Stockholder (1)	Shares of Common Stock Owned Prior to the Offering	Percent of Common Shares Owned Prior to the Offering (2)	Shares of Common Stock to be Sold in the Offering	Number of Shares Owned After the Offering	Percent of Shares Owned After the Offering
Around the Clock Partners, LP (3)	5,561,906	12.6%	2,186,906 (4)	3,375,000	7.6%
Wayne Anderson (3)	85,000	*	85,000	0	0
Cohiba Partners Ltd. (5)	1,982,000	4.5%	1,982,000 (6)	0	0
Chuck Laubach and Jim Pomfret (7)	500,000	1.1%	500,000	0	0
John F. Moynahan (8)	1,500,000	3.4%	1,500,000 (9)	0	0
European American Investments Inc.	907,808	2.1%	907,808	0	0
Geneva Equities Ltd.	107,586	*	107,586	0	0
US & Foreign Company	275,129	*	275,129	0	0
Sandias Azucaradas CR, S.A.	800,000	1.8%	800,000	0	0
Derek Jones	15,000	*	15,000	0	0
Kelson, Rood, Stoll & Winkler	5,000	*	5,000	0	0
Shearson Foundation	61,926	*	61,926	0	0
Reuven I. Rubinson (10)	847,000	1.9%	525,000 (11)	322,000	*

*	Less than 1%
(1)	None of the Selling Stockholders are broker-dealers or affiliates of broker-dealers.
(2)	Based on 29,244,497 shares outstanding as of July 2, 2007 and warrants for 14,998,057 shares.
(3)
Around the Clock Partners, LP and Around the Clock Trading and Capital Management, LLC together are beneficial owners of more than 10% of our common stock and Wayne Anderson, who is a member of our board of directors, is a principal of Around the Clock Partners, LP and Around the Clock Trading and Capital Management, LLC.

(4)
Includes 560,000 shares of common stock issuable upon exercise of warrants and options issued in private placement transactions, and 65,000 shares of common stock held by Around the Clock Trading and Capital Management, LLC.

(5)
Includes 116,000 shares owned by Cohiba Partners Ltd. Cohiba Partners Inc. is a beneficial owner of more than 5% of our common stock and pursuant to the Securities Purchase Agreement, and has the right to designate one person to serve on our board of directors.

(6)
Includes 116,000 shares of common stock held by Cohiba Partners Inc., and includes 484,000 shares of common stock issuable upon exercise of an option to purchase shares of our common stock pursuant to the Securities Purchase Agreement and amendment thereto.

(7)	Messrs. Pomfret and Laubach own their shares as joint tenants in common.
(8)	Mr. Moynahan is our Chief Financial Officer.
(9)
All shares issuable upon exercise of options issued in connection with Mr. Moynahan’s employment agreement dated May 9, 2007.  The strike price and vesting schedule is 250,000 shares vesting May 9, 2007 with a strike price of $1.00 per share; 250,000 shares vesting May 1, 2008 at a strike price of $1.00; 500,000 shares vesting May 1, 2009 at a strike price of $1.50 per share; and 500,000 shares vesting May 1, 2010 at a strike price of $2.00. All options vest upon a change in control of the Company

(10)	Mr. Rubinson is our former Chief Financial Officer.
(11)	All shares issuable upon exercise of options previously issued to Mr. Rubinson.

PLAN OF DISTRIBUTION

The Selling Stockholders may sell some or all of their shares immediately after they are registered. The Selling Stockholders’ shares may be sold or distributed from time to time by the Selling Stockholders or by pledgees, donees or transferees of, or successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

- ordinary broker transactions, which may include long or short sales;

- transactions involving cross or block trades on any securities or market where our common stock is trading;

- purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus, “at the market” to or through market makers or into an existing market for the common stock;

- in other ways not involving market makers or established trading markets, including direct sales to  or sales effected through agents;

- any combination of the foregoing, or by any other legally available means.

In addition, the Selling Stockholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Selling Stockholders and any broker- dealers acting in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act. Neither the Selling Stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the Selling Stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

The Selling Stockholders named in this prospectus must comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in the offer and sale of the common stock  The Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with such sales. In particular, during such times as the Selling Stockholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable laws and may among other things:

1. Not engage in any stabilization activities in connection with our common stock;

2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus from time to time, as may be required by such broker or dealer; and

3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities permitted under the Exchange Act.

Regulation M

We have informed the Selling Stockholders that Regulation M promulgated under the Exchange Act may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

During any distribution period, Regulation M prohibits the Selling Stockholders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. As the Selling Shareholders will be offering and selling our common stock at the market, Regulation M will prohibit them from effecting any stabilizing transaction in contravention of Regulation M with respect to the shares.

We also have advised the Selling Stockholders that they should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling Stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such Selling Stockholders are distributing shares covered by this prospectus.  Regulation M may prohibit the Selling Stockholders from covering short sales by purchasing shares while the distribution is taking place, despite any contractual rights to do so under the Agreement.  We have advised the Selling Stockholders that they should consult with their own legal counsel to ensure compliance with Regulation M.

LEGAL PROCEEDINGS

On February 7, 2006, American Express Company filed a suit in the San Diego Superior Court seeking payment on a credit card balance of approximately $80,000.  This issue has been settled for substantially less than the amount sought by American Express Company.

On July 19, 2006, the Company received a Demand for Arbitration filed with the American Arbitration Association from Greg Sacks seeking damages arising out of a sponsorship contract between the parties. On February 13, 2007, the Arbitrator awarded Sacks Motorsports Inc. $1,790,000. The Company believes that there were several significant venue and procedural issues with this arbitration award and intends to utilize all of its available remedies to overturn or reduce the amount of this award. This amount was taken as a Advertising, Promotional and Marketing expense in the quarter ending December 31, 2006 and is fully reserved on the balance sheet under Accounts and Accrued Expenses Payable.

On April 9, 2007, the Company was served with a summons and complaint in a lawsuit seeking judgment on a $222,352 note payable. The Company is evaluating the merits of the lawsuit and possible counterclaims.

On May 8, 2007, the Company was served with a summons and complaint in a lawsuit filed in the San Diego Superior Court seeking judgment under a contract allegedly calling for the payment by the Company of $288,000, stock in the Company’s wholly-owned subsidiary, Who’s Your Daddy, Inc., a California corporation, plus a certain percentage of the revenues of that subsidiary. The Company is evaluating the merits of the lawsuit and possible counterclaims.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages as of management, and business experience of the directors, executive officers and certain other significant employees of our company. Our directors hold their offices for a term of one year or until their successors are elected and qualified. Our officers serve at the discretion of the Board of Directors. Each officer devotes as much of his working time to our business as is required. There are no family relationships among the directors. There are no arrangements or understandings between any director and any other person pursuant to which that director was or is to be elected.

Name	Age	Position	Date of Appointment
Dan Fleyshman	25	President and Director	April 26, 2005
Edon Moyal	25	Chief Executive Officer and Chairman of the Board	April 26, 2005
Derek Jones	68	Director	April 26, 2005
Wayne Anderson	41	Director	May 7, 2007
John F. Moynahan	50	Chief Financial Officer	May 9, 2007

Dan Fleyshman has been President and Director of the Company since April 26, 2005. Since 2001, Mr. Fleyshman was the President of Who's Your Daddy, Inc., a California corporation, which was acquired by the Company as a wholly-owned subsidiary in April, 2005. Mr. Fleyshman is primarily responsible for the strategic development of key licensing and manufacturing relationships for the Company. In addition, Mr. Fleyshman is instrumental in the formulation of the Company’s strategic plan, the recruitment process of key executives for the organization and the creative development behind branding initiatives.

Edon Moyal has been Chief Executive Officer and Director of the Company since April 26, 2005. Since 2001, Mr. Moyal has been the Chief Executive Officer of Who's Your Daddy, Inc., a California corporation, which was acquired by the Company as a wholly-owned subsidiary in April, 2005. Mr. Moyal is primarily responsible for formulating the Company’s strategic plan, developing marketing strategies and new product concepts, establishing distribution channels, analyzing branding initiatives, developing new licensing opportunities, recruiting and developing key executives for the organization and sourcing capital to ensure the continued growth of the Company.

John F. Moynahan has been Chief Financial Officer since May 9, 2007.  From June 2006 to May 2007, Mr. Moynahan was President and Managing Director of NovaStar Group, Inc., a private consulting company specializing in financing, strategic planning, and business planning for emerging growth companies. From November 2005 until June 2006, and from April 1999 to February 2003, Mr. Moynahan was Senior Vice President and Chief Financial Officer for Xybernaut Corporation, a publicly-traded high technology company. From May 2004 until October 2005, Mr. Moynahan was Vice President Finance and Corporate Development for Innovative Technology Applications, Inc., a private high-technology defense contractor to the U.S. government. From February 2003 until May 2004, he was Senior Vice President and Chief Financial Officer for CardSystems Solutions, Inc., a credit card processing company. Mr. Moynahan started his career with Ernst & Ernst (now Ernst & Young) in New York City in 1979. He has a B.A. in Economics, Magna Cum Laude, from Colgate University, where he was elected to Phi Beta Kappa, an M.B.A. from New York University, Cum Laude, a C.P.A. from New York State, and is a co-inventor on five U.S. patents and over 100 corresponding patents outside the United States.

Wayne Anderson was appointed Director of the Company in May 2007. Mr. Anderson is Managing Member and co-founder of Around the Clock Trading and Capital Management, LLC, an investment management company and General Partner of Around the Clock Partners, LP. In 2000, Mr. Anderson co-founded both firms, after managing assets of accredited investors for several years. Mr. Anderson has been the Managing Member of the General Partner since inception. Mr. Anderson’s investment focus has been on undervalued equities within the healthcare, biotechnology, and emerging growth sectors. Mr. Anderson also brings forth his expertise in corporate finance catering to companies with market capitalization of less than $100 million. Mr. Anderson completed his undergraduate studies at the University of Georgia with a focus on Biology. Mr. Anderson was awarded a Doctorate of Podiatric Medicine (DPM) from the Temple University College of Podiatric Medicine.

Derek Jones was appointed as Director of the Company on April 26, 2005 For more than the past nine years, Mr. Jones has been a consultant and telecom analyst. Mr. Jones, since 2003, has served as a Director of Native American Studies and Fund Raising Division of the Rio Grande Foundation, a New Mexico free market research and educational organization dedicated to the study of public policy. Along with his background in Business Administration, Mr. Jones brings to the Company his knowledge and 35 years experience in the area of corporate development and finance as well as his background in the areas of International Finance and business affairs.

16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires our officers, directors and persons who own more than 10% of a class of our securities registered under Section 12 of the Exchange Act to file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports furnished to us and written representations that no Form 5 report was required for the fiscal year ended December 31, 2006, we believe that all persons subject to the reporting requirements of Section 16(a) were complied with during the fiscal year ended December 31, 2006, except as follows: Edon Moyal, Don Fleyshmon and Derek Jones failed to timely file Form 4 Reports for grants of 7,500 shares of restricted common stock each on March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our capital stock, as of July 2, 2007, for: (i) each director; (ii) each person who is known to us to be the beneficial owner of more than 5% of our outstanding common stock; (iii) each of our executive officers named in the Summary Compensation Table; and (iv) all of our current executive officers and directors of as a group. Except as otherwise indicated in the footnotes, all information with respect to share ownership and voting and investment power has been furnished to us by the persons listed. Except as otherwise indicated in the footnotes, each person listed has sole voting power with respect to the shares shown as beneficially owned.

Five-Percent Shareholders, Directors and Executive Officers	Shares Beneficially Owned	Percent Of Class (1)

Five-Percent Shareholders:

Around the Clock Partners, LP (2) 33 6th Street, #204 St. Petersburg, Florida 33701	5,811,906	12.8%

Directors and Executive Officers: Edon Moyal (3)	4,075,375	9.4%
Dan Fleyshman (4)	4,075,375	9.4%
John F. Moynahan (5)	250,000	*
Derek Jones 3670 Glendon Avenue #132 Los Angeles, California 90034	30,000	*
Wayne Anderson 33 6th Street, #204 St. Petersburg, Florida 33701	85,000	*
All directors and executive officers as a group (5 persons) (6)	14,327,656	19.6%

*	Less than 1% of the Common Stock outstanding.
(1)
Based upon 28,536,689 shares of Common Stock but also reflecting as outstanding, with respect to the relevant beneficial owner, the shares which that beneficial owner could acquire upon exercise of options exercisable within 60 days.

(2)	Includes 1,376,000 shares subject to stock options exercisable within 60 days of June 1, 2007, and 239,950 shares held by Around the Clock Partners, LLC.
(3)	Includes 3,130,000 shares subject to stock options exercisable within 60 days of June 1, 2007.
(4)	Includes 3,130,000 shares subject to stock options exercisable within 60 days of June 1, 2007.
(5)	Includes 250,000 shares subject to stock options exercisable within 60 days of June 1, 2007.
(6)	Includes 6,510,000 shares subject to stock options exercisable within 60 days of June 1, 2007.

DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock. As of July 2, 2007, there were issued and outstanding 29,244,497 shares of common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock (there are none currently). Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further shareholder approval.

Preferred Stock

We have 20,000,000 shares of preferred stock authorized, and none outstanding.

Convertible Notes

On May 7, 2007, the Company reached an agreement with Around the Clock Partners, LP, Cohiba Partners Inc. and the investors identified on the signature pages to the Securities Purchase Agreement attached as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities Exchange Commission on May 14, 2007 (the “New Investors”) whereby the Company assigned, and the New Investors assumed, the Company’s rights and obligations under the Securities Repurchase Agreement and, concurrently, the New Investors exercised their rights thereunder and purchased from the AJW Entities the Notes and Warrants in exchange for payment to the AJW Entities of $1,000,000 and the transfer to the AJW Entities of 2,000,000 shares of the Company’s common stock held by the New Investors, thereby retiring the Company’s short and long term debt obligations to the AJW Entities. The New Investors concurrently exchanged the Notes and Warrants with the Company for 4,500,000 shares of the Company's common stock and an option to purchase up to 2,000,000 shares of the Company's common stock at a purchase price of $0.50 per share, exercisable for sixty days after the closing of the financing.  Following this transaction, there are no financial instruments issued by the Company that are convertable into common shares..

Warrants

As of March 31, 2007, we had outstanding warrants to purchase a total of 11,258,057 shares of our common stock at an average exercise price of $1.52 per share. In the second quarter of 2007, we issued warrants to purchase 4,200,000 shares of our common stock at an average exercise price of $0.90 per share. As of July 2, 2007, there were outstanding options and warrants to purchase a total of 15,458,057 shares of our common stock at an average exercise price of $1.35 per share. Except as provided herein, the warrants are not subject to registration rights.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements included in this prospectus and the registration statement have been audited by Baum & Company, PA, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DESCRIPTION OF BUSINESS

The Company

We were incorporated in the State of Nevada on October 12, 2000 under the name Cogen Systems, Inc. We changed our name to Snocone Systems, Inc. on December 6, 2001. On April 1, 2005, Snocone Systems, Inc. completed and closed an Agreement and Plan of Merger with Who’s Your Daddy, Inc. (“WYD”), an unrelated, privately-held California corporation, whereby WYD became a wholly-owned subsidiary of the Company. WYD was founded by Edon Moyal and Dan Fleyshman in November 2001 with their vision of licensing the phrase “Who’s Your Daddy.”

As a result of the merger, we changed our name to Who’s Your Daddy, Inc. After developing our own energy drink, we changed our primary business to the manufacture and distribution of ready-to-drink King of Energy™ beverages centered on our trademark-protected brand, Who’s Your Daddy®. While we continue to assess licensing opportunities for our trademark-protected brand, our current efforts are concentrated on expanding the distribution of our King of Energy™ energy drinks.

Description of Business

1. Who’s Your Daddy® King of Energy™ Drinks

In the third quarter of 2005, we commenced sales of the Who’s Your Daddy® King of Energy™ regular and sugar-free cranberry-pineapple flavor energy drinks.  The business strategy behind our King of Energy™ energy drinks focuses on maintaining the edge, energy and humor behind our brand, while continuing to build brand awareness and recognition. Our target market includes those who seek alternatives to unpleasant-tasting energy drinks, coffee and other beverages intended to provide an energy boost. As part of our strategy, we have developed products and events that appeal to this group, and we continue to pursue opportunities to expand our product lines and distribution worldwide.

Our King of Energy™ energy drinks come in two flavors and four distinct formulas. We have regular and sugar-free versions of our unique cranberry-pineapple flavor, which we started shipping in the third quarter of 2005, and regular and sugar-free versions of our green tea flavor. We introduced our regular green tea beverage in July 2006 as one of the first green tea beverages for the energy drink market.  In February 2007, we began shipping our sugar-free green tea flavored beverage. For this product, we are targeting women and the more mature generation who are interested in the anti-oxidant, cleansing and weight loss features of green tea. This offering expands the scope of retailers who carry our products, since many green tea retailers generally do not carry energy drinks. In May 2007, we introduced 8.4-ounce/200 ml cans and the “Bag in the Box” method of distributing our beverages to service consumers in nightclubs, sports bars, music venues, restaurants, fast food chains and other concession outlets. “Bag in the Box,” commonly referred to in the industry as “BIB,” is an industry-standard container of concentrated formulated syrup that is mixed with carbonated water and typically utilized in over the counter soda dispensers and soda machines.

2. Licensing of our Trademark-Protected Brand

We design and license a variety of products centered on our trademark-protected brand, Who’s Your Daddy®. We currently hold trademarks for more than 300 products in the United States, Mexico, Middle East, Far East, Japan and the European Community. The Who’s Your Daddy® range of product offerings is designed to appeal to young men, women and sports fans who strive for Style with Authority™. Royalties paid to us under previous licensing agreements for products generally were based on a percentage of the licensee’s net sales of the licensed products and we plan to continue this in the future.

While our operational focus is concentrated on the development of the King of Energy™ brand recognition, we are also continuing to register the Who’s Your Daddy® trademarks throughout the world and are pursuing licensing opportunities that come before us.

3. Marketing and Distribution

We currently have over 39 distributors who distribute our energy drinks in 18 states. We are actively developing new flavors of our King of Energy™ energy drinks. We plan to introduce these gradually as we gain shelf space, geographic distribution, and can capitalize on economies of scale.

We produce our King of Energy™ energy drinks at facilities utilized by known national brands such as 7-UP®, RC Cola® and Pepsi®. We also utilize premier American canners – Ball Corporation in the West (the largest canning company in the world) and Rexam Beverage Can Company in the East (one of the largest canning companies in the United States). Selection of canners is primarily governed by their capability to handle 16 and 8.4-ounce/200 ml cans, “Bag in the Box” capabilities, proximity to our geographical markets of activity, available plant capacity, pricing, terms and storage facilities at the plant.

We have established distribution agreements with some of the largest and most respected beer and beverage distributors in the United States. Our business strategy is to continue growing our distribution network and to concentrate on the needs of distributors to facilitate continued geographical expansion in the United States. Existing and new strategic relationships play a large role in our expansion, and we are strategically selective in building our distribution network. We have increased and expanded our top tier distribution network to include; Arizona, Arkansas, California, Idaho, Louisiana, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Mexico, Ohio, Tennessee, Texas, North Carolina, South Carolina, Wisconsin, Florida and Utah.

Currently we do not have any outstanding licensing arrangements. However, the Company continuously evaluates new opportunities that are presented to us to expand the Who’s Your Daddy® range of products utilizing our trademark-protected brand.

4. Competition

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products and flavors and marketing campaigns. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, all of which have substantially greater financial, marketing and distribution resources than we do. Our King of Energy™ drinks are subject to extensive competition by numerous domestic and foreign companies. Such competitors include Red Bull®, Rockstar® and Monster® energy drinks.

Any branded clothing and accessory products we license will be subject to extensive competition by numerous domestic and foreign companies with substantially greater financial, marketing and distribution resources than we do. Such competitors with respect to licensing of our brand include Cherokee, Inc., No Fear® and ODM®, which license their many brands for products competitive with Who’s Your Daddy® products. The factors which shape the competitive environment include quality of construction and design of the product, brand name, style and color selection, price and the manufacturer’s ability to respond quickly to the retailer on a national basis. Therefore, our success is dependent on our ability, and the ability of our licensees, to design, manufacture and sell products bearing its brand and to respond to ever-changing consumer demands.

5. Intellectual Property

We design and license a variety of products centered on our trademark-protected brand, Who’s Your Daddy®. Depending upon the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not been found to have become generic. Registrations of trademarks can generally be renewed as long as the trademarks are in use. We currently hold trademarks for more than 300 products in the U.S., Mexico, Middle East, Far East, Japan and the European Community.

In addition, we exclusively manufacture, promote and sell our four flavors of the King of Energy™ energy drinks. We have developed and own the formula to all of the King of Energy™ flavors

Officers and Key Personnel

Our principal office is located at 5840 El Camino Real, Suite 108, Carlsbad, California 92008. Our phone number is (760) 438-5470. Dan Fleyshman is our president, Edon Moyal is our Chief Executive Officer and John F. Moynahan is our Chief Financial Officer.

Employees

Prior to the merger, we had no employees. We relied upon our officers, directors and part-time outside consultants to further our business efforts.

As of May 31, 2007, we employed 14 persons. None of these employees are represented by labor unions and we believe that our employee relations are satisfactory.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, relating to future events or our future performance. Actual results may materially differ from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth in this prospectus. Although management believes the assumptions made and expectations reflected in the forward-looking statements are reasonable, there is no assurance the underlying assumptions will, in fact, prove to be correct or that actual results will not be different from expectations expressed in this report.

Plan of Operation

To date, we have funded our operations primarily through the issuance of stock via private placements under the exemption provided by section 4(2) of the Securities Act in exchange for technology rights and services and to settle obligations under various loans. In 2005, we raised $2,271,677 via loans and $663,475 from the issuance of restricted common stock for cash. In 2006, we raised $575,899 via loans and $1,265,456 from the issuance of restricted common stock for cash.

On August 31, 2006, we secured a revolving $250,000 credit line for the production of our King of Energy™ drinks. At December 31, 2006 we had utilized approximately $186,000 of this line.

Management is currently seeking additional capital through its investment banker and other sources. In the near future, we are targeted to raise a $3,000,000 to $5,000,000, which will be used to pay down accounts and accrued expenses payable, including approximately $170,000 of taxes (which the Company is currently arranging a payment plan on), increase inventory, add additional personnel, purchase promotional materials for expanding the distributor network and pay operational expenses. Should we be unsuccessful in obtaining additional funding, we may be unable to meet our cash flow requirements in the short term.

Liquidity and Capital Resources

On December 31, 2006, we had a working capital deficit of $3,831,885 compared with $3,032,977 at December 31, 2005. We plan to utilize debt and/or equity financings to fund short-term and long-term growth. The availability of future financings will depend on market conditions and other factors. A portion of the funds may be used to grow the business through acquisition of other businesses.

The forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties. The actual funding requirements may differ materially from this as a result of a number of factors including plans to rapidly expand new operations. There can be no assurance we will be able to continue as a going concern or achieve material revenues or profitable operations.

For the most recent year ended December 31, 2006, we incurred a loss in the amount of $5,648,069 compared to a loss of $4,251,311 in 2005. These losses are attributable to organizational expenses, expenses associated with setting up a company structure and market-ready products and implementing the first stage of our business plan, as well as the $1,790,000 arbitration award. We anticipate we will operate at a loss until additional funding is secured, depending upon the performance of the business.

Recent Financing

On April 11, 2007, effective April 3, 2007, the Company and AJW Partners, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. And New Millenium Partners, II, LLC (collectively, the “AJW Entities”) reached an agreement whereby the Company obtained the right to repurchase $1,750,000 in secured convertible notes (the “Notes”) and warrants to purchase 876,170 shares of the Company’s common stock (the “Warrants”) in exchange for $1,000,000 and the issuance of 2,000,000  shares of the Company’s common stock.  This Securities Repurchase Agreement is described on the Form 8-K filed with the Securities and Exchange Commission on April 29, 2007.

On May 7, 2007, the Company reached an agreement with Around the Clock Partners, LP, Cohiba Partners Inc. and the investors identified on the signature pages to the Securities Purchase Agreement attached as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities Exchange Commission on May 14, 2007 (the “New Investors”), as amended by the Amendment to Securities Purchase Agreement dated June 20, 2007, whereby the Company assigned, and the New Investors assumed, the Company’s rights and obligations under the Securities Repurchase Agreement and, concurrently, the New Investors exercised their rights thereunder and purchased from the AJW Entities the Notes and Warrants in exchange for payment to the AJW Entities of $1,000,000 and the transfer to the AJW Entities of 2,000,000 shares of the Company’s common stock held by the New Investors, thereby retiring the Company’s short and long term debt obligations to the AJW Entities.  The New Investors concurrently exchanged the Notes and Warrants with the Company for 4,500,000 shares of the Company's common stock and an option to purchase up to 2,500,000 shares of the Company's common stock at a purchase price of $0.50 per share, exercisable for sixty days after the closing of the financing.

Results of Operations

From October 12, 2000 through December 31, 2005, we engaged in no significant operations other than organization activities and research and development. We received minimal revenue. We expended $3,028,137 in 2005 and $2,861,102 in 2006 for administration costs, and $622,556 in 2005 and $2,806,183 in 2006 for marketing costs. Operational costs over the next year will depend on a number of factors, including costs with respect to our business plan.

Liabilities and Stockholder Equity

Our total liabilities as of December 31, 2006 were $6,322,284. Our total current liabilities consisted of: (a) $553,000 of Accounts Payable (b) $2,282,000 of accrued expenses and interest (c) $232,000 of taxes, (d) $238,000 of amounts due to officers, employees and related parties (e) $715,000 of other loans payable and (f) $222,000 representing the current portion of long-term debt. The largest obligation we have is a $1,790,000 arbitration award in favor of Sacks Motorsports Inc against the Company, included in accrued expenses. We are in the process of evaluating several legal options and will be pursuing appropriate actions upon completion of this evaluation to limit and/or vacate the award.

Revenue Recognition

Licensing Revenue is recorded over the life of the contract when earned based on the terms of the contract. Sales Revenue is recognized when products are shipped to the customer and title passes.

Off-Balance Sheet Arrangements

As of May 31, 2007, there were no off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities” (SPEs).

Going Concern

We may require additional capital for our operational activities and, although we intend to raise capital through the issuance of stock in the near future, our ability to raise capital through the issuance of stock in the future is unknown. Obtaining additional financing and attaining profitable operations are necessary for us to continue operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

DESCRIPTION OF PROPERTY

We do not own any real property. Our principal executive offices are located at a leased premise at 5840 El Camino Real, Suite 108, Carlsbad, CA 92008. We are leasing approximately 5,000 square feet under an agreement that commenced in March, 2007 and expires in March 2012. Monthly payments under the lease are currently approximately $8,800, increasing to approximately $10,100. Our leased space includes both offices and a warehouse and we consider it adequate for the operations of our business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have agreements with two related parties: one for systems control and Sarbanes-Oxley planning and one for management consulting services. Under the terms of these agreements, we are committed to pay a total of $11,000 monthly to these two related parties. A portion of this amount is being deferred until we receive additional funding. At March 31, 2007, the Company converted $96,000 of the amounts owed to them to Company common stock and had deferred payments of $13,000 to one of them. In addition, at March 31, 2007 officers and shareholders made loans to the Company of approximately $297,561 and officers had deferred salary and Gross Revenue payments totalling $225,973.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is currently quoted on the OTC Bulletin Board, which is sponsored by the National Association of Securities Dealers (“NASD”). The OTC Bulletin Board is a network of securities dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current “bids” and “asks,” as well as volume information. Our shares are quoted on the OTC Bulletin Board under the symbol “WYDY.OB.”

The following table reflects the reported high and low bid prices of our Common Stock for each quarter within the last two fiscal years, and the subsequent interim period as reported by the NASD OTCBB. Such prices are inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

YEAR ENDED DECEMBER 31, 2005

QUARTER ENDED	HIGH	LOW
March 31, 2005	$4.20	$0.45
June 30, 2005	$2.40	$0.40
September 30, 2005	$2.00	$0.82
December 31, 2005	$1.40	$0.66

YEAR ENDED DECEMBER 31, 2006

QUARTER ENDED	HIGH	LOW
March 31, 2006	$1.27	$0.68
June 30, 2006	$1.04	$0.35
September 30, 2006	$1.07	$0.38
December 31, 2006	$1.37	$0.70

YEAR 2007

QUARTER ENDED	HIGH	LOW
March 31, 2007	$0.90	$0.60

Holders of Common Stock

As of June 8, 2007, in accordance with our transfer agent records, there were approximately 1,455 holders of record of our common stock.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. We have not paid dividends in prior years and have no plans to pay dividends in the near future. We intend to reinvest earnings in the continued development and operation of its business. Any payment of dividends would depend upon our growth, profitability, financial condition and such other factors as the board of directors may deem relevant.

EXECUTIVE COMPENSATIONS

Compensation for Executive Officers

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the fiscal years ended December 31, 2006 and December 31, 2005 in all capacities for the accounts of our executives, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO):

Name and Principal Position	Year	Salary Paid ($) (1)	Salary Unpaid ($) (1)	Non-Equity Plan Incentive Compensation ($) (2)	Option Awards and Warrants ($) (3)	Total ($)
Edon Moyal (Chief Executive Officer)	2006 2005	72,000 71,539	90,000 36,461	27,750 1,549	0 0	189,750 109,549
Dan Fleyshman (President)	2006 2005	72,000 77,539	90,000 30,461	27,750 1,549	0 0	189,750 109,549
Reuven Rubinson (Former Chief Financial Officer) (4)	2006 2005	32,000 30,337(5)	85,000 25,663	6,938 387	0 0	123,938 56,387

(1)	Due to cash flow considerations, the executives deferred payment on a portion of their salaries.
(2)	Mr. Moyal and Mr. Fleyshman each earned two percent (2%) of gross revenue and Mr. Rubinson earned one half of one percent (0.5%).
(3)
In November 2006, each executive was awarded a 5-year warrant to purchase a total of 15,000 shares of Common Stock at $2.00 and each other employee who had been employed over three months was issued a similar warrant to purchase 10,000 shares. The average closing price for the five days prior to issuance was approximately $0.79. These warrants were deemed to have minimal value. There were no other option awards and no stock awards during the year.

(4)	Mr. Rubinson was employed with us from June 2005 to May 2007.
(5)	Mr. Rubinson’s salary was paid from June 12, 2005 through December 31, 2005, based on $96,000 per year.

Employment Agreements

On May 9, 2007, the Company and Reuven Rubinson agreed to terminate his employment as Chief Financial Officer with the Company. Under the terms of his termination agreement, Mr. Rubinson will receive $100,000 paid out over a four-month period and will receive a cash payment of $10,000 when the Company achieves $10 million in cumulative sales from inception, and $5,000 for each additional $10 million in sales, up to a maximum of $80,000 paid to him upon attainment of $150 million in cumulative revenues. Mr. Rubinson received 132,000 restricted shares of common stock in payment of $66,000 owed to him by the Company, and the options to purchase a total of 525,000 shares of common stock previously granted to him have fully vested and are exercisable until April 30, 2012.

On May 9, 2007, the Company and John Moynahan entered into an employment agreement under which Mr. Moynahan agreed to serve as the Company's Senior Vice President and Chief Financial Officer. Mr. Moynahan's Employment Agreement provides for a three-year term with an annualized salary of $100,000 until the Company raises an additional $4 million of equity capital or attains a revenue level of $1 million in a quarter (either being a "Trigger Event"), whichever comes first, and a salary of $199,500 thereafter, with the difference accruing and payable upon such Trigger Event. The Company granted Mr. Moynahan options to purchase: 250,000 shares of common stock vesting May 9, 2007 with a strike price of $1.00 per share; 250,000 shares of common stock vesting May 1, 2008 at a strike price of $1.00; 500,000 shares of common stock vesting May 1, 2009 at a strike price of $1.50 per share; and 500,000 shares of common stock vesting May 1, 2010 at a strike price of $2.00. All options vest upon a change in control of the Company and the Company has agreed to use its best efforts to register the shares for such options in a timely manner. In the event Mr. Moynahan is terminated without cause he will be entitled to receive his base salary and benefits for a sixth month period from the date of termination, in addition to payment of any accrued discretionary performance bonuses. In addition, the Employment Agreement contains non-competition, non-solicitation and non-disparagement provisions during the term thereof and for specified periods thereafter.

Effective April 25, 2005, the Company entered into employment agreements with Edon Moyal, its Chief Executive Officer, and Dan Fleyshman, its President. Effective October 1, 2006, the Board of Directors voted to increase the monthly salaries of Messrs. Moyal and Fleyshman to $18,000 each. On June 8, 2007, Messrs. Moyal and Fleyshman, upon approval of the Board of Directors, amended their employment agreements to modify all warrants previously issued to them and to eliminate the cashless exercise provision and extend the term of the warrants to April 30, 2012. Each employment agreement, as amended, is for a period of 5 years, and provides that each executive is to receive, as of January 1, 2005, annual cash compensation of $144,000. Pursuant to their employment agreements, as amended on June 22, 2007, Messrs. Moyal and Fleyshman shall receive five year options to purchase common stock based on our annual gross revenues in each year during the term of their respective employment agreements. In each year beginning on January 1, 2007, at the time it is determined the Company surpasses $5 million in gross revenues, options will be issued to Messrs. Moyal and Fleyshman to purchase common stock. The strike price of such options will be at 100% of the closing price on the day of such option grant(s) and the number of shares of such options shall be $120,000 divided by the strike price. For each additional $5 million in gross revenues in each year, warrants will be issued on the same basis except that the number of shares subject to purchase on exercise of such options shall be $100,000 divided by the applicable strike price. At the end of each year, Messrs. Moyal and Fleyshman will receive additional stock options on a pro-rata basis for any sales over $5 million in such year for which they have not previously received stock options. In consideration for amending their employment agreements, Messrs. Moyal and Fleyshman each received 5 year stock options for 100,000 shares with an exercise price of $1.50 per share.

Compensation of Directors

The Company does not provide cash compensation to directors for attendance at board meetings.  In fiscal year ended December 31, 2006, the Company compensated its sole non-employee director for his service on the Board of Directors with 7,500 restricted shares of the Company’s Common Stock each quarter. The following table sets forth certain information with respect to the compensation of directors (other than Named Executive Officers) for the Company’s last fiscal year.

Name	Fees Earned or Paid in Cash	Option Awards ($)	All Other Compensation ($)(1)	Total ($)
Derek Jones	0	0	$27,675	$27,675

(1)
Represents restricted stock grants of 7,500 shares of Common Stock on March 31, 2006 valued at $1.00 per share, 7,500 shares of Common Stock on June 30, 2006 valued at $0.62 per share, 7,500 shares of Common Stock on September 30, 2006 valued at $1.01 per share, and 7,500 shares of Common Stock on December 31, 2006 valued at $1.06 per share.

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2/A under the Securities Act with the SEC with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as apart of that registration statement and does not contain all of the information contained in the registration statement and exhibits. We refer you to our registration statement and each exhibit attached to it for a more complete description of matters involving us. You may inspect the registration statement and exhibits and schedules filed with the SEC at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. In addition, we will file electronic versions of our annual and quarterly reports on the Commission's Electronic Data Gathering Analysis and Retrieval, or EDGAR System. Our registration statement and the referenced exhibits can also be found on this site as well as our quarterly and annual reports. We will not send the annual report to our shareholders unless requested by the individual shareholders.

EXPERTS

Our consolidated financial statements as of December 31, 2006, and December 31, 2005, and for the fiscal quarter ended March 31, 2007 included in the quarterly report on Form 10-QSB filed with the SEC on May 18, 2007, have been included herein in reliance upon the report of Baum & Co., P.A., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2/A and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Houston, State of Texas, on July 30, 2007.

                                        Who's Your Daddy, Inc.

                                        By: /s/ Edon Moyal
                                            Edon Moyal
                                            Chief Executive Officer

Consolidated Financial Statements
as of December 31, 2005
(as filed in the Company's annual report on Form 10-KSB
for the period ending December 31, 2005)

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Who’s Your Daddy, Inc.
(A Development Stage Company)

We have audited the accompanying Balance Sheets of Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.) (a development stage company) as at December 31, 2005 (Consolidated) and 2004, and the related statements of operations, stockholders’ equity (deficiency) and cash flows for Who’s Your Daddy, Inc. for years ended December 31, 2005 (Consolidated) and December 31, 2004 and for the cumulative period from the inception of Who’s Your Daddy, Inc., November 21, 2001, to December 31, 2005 and the statement of stockholders equity (deficiency) for the cumulative period from the inception of Snocone Systems Inc., October 12, 2000, to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the periods indicated in conformity with U.S. generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(c) to the financial statements, the Company has incurred a net loss of $5,643,808 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its development activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1(c). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Baum & Company, PA
Coral Springs Florida
April 14, 2006

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
Balance Sheets
As at December 31, 2005 (Consolidated) and December 31, 2004

	December 31,	December 31,
	2005	2004

Assets
Current Assets
Cash	$2,977	$4,116
Accounts Receivable	4,255	-
Advances to Officers	-	22,085
Inventories	83,286	-
Loans Receivable	1,955	-
Escrow Deposit	5,000	-
Prepaid Expenses	37,120	-
Total Current Assets	134,593	26,201

Property, Plant and Equipment
Fixed Assets	71,924	14,750
Less: Accumulated Depreciation	(11,054)	(1,475)
Net Property, Plant and Equipment	60,870	13,275

Non-Current Assets
Organization Costs, Net	500	1,000
Trademarks, Net	71,737	14,500
Security Deposits	10,900	10,000
Total Non-Current Assets	83,137	25,500

Total Assets	$278,600	$64,976
(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
Balance Sheets
As at December 31, 2005 (Consolidated) and December 31, 2004
(Continued)

	December 31,	December 31,
	2005	2004
Liabilities and Stockholders’ Deficiency

Liabilities
Current Liabilities
Accounts & Accrued Expenses Payable	$982,088	$324,122
Due to Officers and Related Parties	607,026	271,000
Loans Payable – Short-Term	200,000	71,476
Current Portion of Long-Term Debt	1,378,456	-
Total Current Liabilities	3,167,570	666,598

Non-Current Liabilities
Long-Term Debt, Net of Current Portion	593,896	-

Total Liabilities	3,761,466	666,598

Stockholders’ Deficiency
Preferred Stock - Nevada Corporation December 31, 2005 -
$.001 Par Value - 20,000,000 Shares Authorized, 2,000,000
Issued and Outstanding.
No Preferred Stock at December 31, 2004	2,000	-
Common Stock – Nevada Corporation December 31, 2005 -
$.001 Par Value. 100,000,000 Shares Authorized, 13,791,438
Shares Issued and Outstanding.
California Corporation December 31, 2004 – No Par Value.
10,000,000 Shares Authorized, 9,769,000 Shares Issued and
Outstanding.	13,792	790,875
Additional Paid-in Capital	2,345,250	-
Prepaid Financing Fees Paid by Issuing Stock	(200,100)	-
Deficit Accumulated During the Development Stage – CA
Corporation	(5,643,808)	(1,392,497)

Total Stockholders’ Deficiency	(3,482,866)	(601,622)

Total Liabilities and Stockholders’
Deficiency	$278,600	$64,976
(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
Statements of Operations
For the Year Ended December 31, 2005 (Consolidated) and 2004
and for the Period from November 21, 2001 (Inception) to December 31, 2005

			Cumulative From
			Inception
	Year Ended		November 21, 2001
	December 31,		To December 31,
	2005	2004	2005
Revenues	$77,463	$-	$117,099

Cost of Goods Sold	52,331	-	52,331

Gross Margin	25,132	-	64,768

Expenses

Advertising, Promo and Marketing	622,556	1,168	623,724
Administration and General	3,028,137	365,286	4,450,960
Loss on Termination of Contract	78,000	-	78,000
Corporate Franchise Taxes	800	800	3,200

Total Expenses	3,729,493	367,254	5,155,884

Loss Before Interest Expense	(3,704,361)	(367,254)	(5,091,116)

Interest Expense - Cash	(278,874)	(2,660)	(284,616)
Interest Expense – Stock and Warrants	(268,076)	-	(268,076)

Loss Before Provision for
Income Taxes	(4,251,311)	(369,914)	(5,643,808)

Provision for Income Taxes	-	-	-

Net Loss	$(4,251,311)	$(369,914)	$(5,643,808)

Loss per Share	$(0.36)	N/A

Weighted Average Shares Outstanding	11,922,628	N/A
(The accompanying notes are an integral part of the financial statements)

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
Statements of Cash Flows
Year Ended December 31, 2005 (Consolidated) and 2004
and for the Period from November 21, 2001 (Inception) to December 31, 2005

			Cumulative from
			Inception November
	Year Ended		21, 2001 to
	December 31,		December 31,
	2005	2004	2005
Cash Flows From Operating Activities
Net Loss for the Period	$(4,251,311)	$(369,914)	$(5,643,808)
Add: Non-Cash Items:
Depreciation and Amortization	17,917	4,775	25,394
Stock and Warrants Issued for Interest	268,076	-	268,076
Stock Issued for Services and Expenses	760,264	-	760,264
Defiance Termination Recorded as Long-
Term Debt	78,000	-	78,000
	(3,127,054)	(365,139)	(4,512,074)
Change in Non-Cash Working Capital Items:
Financing Fees Paid by Issuing Stock	(200,100)	-	(200,100)
Accounts Receivables	(4,255)	-	(4,255)
Inventories	(83,286)	-	(83,286)
Prepaid Expenses	(37,120)	-	(37,120)
Escrow Deposit	(5,000)	-	(5,000)
Advances to Officers	22,085	-	22,085
Organization Costs	-	-	(2,500)
Trademarks	(65,075)	(10,000)	(84,075)
Security Deposits	(900)	(10,000)	(10,900)
Accounts & Accrued Expenses Payable	867,966	144,861	1,192,087
Due to Officers and Related Parties	245,989	192,000	437,989
Loans Payable – Short-Term	14,500	-	14,500
Cash Used by Operations	$(2,372,250)	$(48,278)	$(3,272,649)

Cash Flows From Investing Activities
Additions to Property, Plant and Equipment	$(57,174)	$(14,750)	$(71,924)
Loans Made	(1,955)	(22,085)	(24,040)
Repayments on Loans Made	5,000	8,280	13,280
Cash Used by Investing Activities	$(54,129)	$(28,555)	$(82,684)

Cash Flows From Financing Activities
NV - Capital Stock Issued for Cash	$610,000	-	$774,100
CA - Capital Stock Issued for Cash	-	$58,633	790,875
Proceeds from NIR financing	1,750,000	-	1,750,000
Proceeds from Other Loans	532,108	22,296	674,303
Loan Repayments	(381,047)	-	(381,047)
Additional Paid In Capital – Reverse
Acquisition	(85,821)	-	(249,921)
Cash Provided by Financing Activities	$2,425,240	$80,929	$3,358,310
(The accompanying notes are an integral part of the financial statements)

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
Statements of Cash Flows
(Continued)
Year Ended December 31, 2005 (Consolidated) and 2004
and for the Period from November 21, 2001 (Inception) to December 31, 2005

			Cumulative from
			Inception November
	Year Ended		21, 2001 to
	December 31,		December 31,
	2005	2004	2005

Cash Used by Operations	$(2,372,250)	$(48,278)	$(3,272,649)

Cash Used by Investing Activities	(54,129)	(28,555)	(82,684)

Cash Provided by Financing Activities	2,425,240	80,929	3,358,310

Change In Cash	(1,139)	4,096	2,977

Cash, Beginning Of Period	4,116	20	-

Cash, End Of Period	$2,977	$4,116	$2,977

Other Cash Items
Cash Paid for Interest Expense	$278,874	$2,660	$284,616
Cash Paid for Income Taxes	-	-	-

Non-Cash Financing Activities
Stock Issued for Technology and Software	-	-	869,600
Rights
Stock Issued for the Organization of the
Company	-	-	2,000
Conversion of Account Payable to Long-Term
Debt	210,000	-	210,000
NV Common Stock Issued - WYD Reverse
Acquisition	4,500	-	4,500
Treasury Stock Reissued - WYD Reverse
Acquisition	2,040	-	2,040
NV Common Stock Transferred - WYD
Reverse Acquisition	(2,460)	-	(2,460)
Stock Issued for Debt	-	-	157,300
Stock Issued for Interest Expense	268,076	-	268,076
Stock Issued for Services and Other Expenses	760,264	-	760,264
(The accompanying notes are an integral part of the financial statements)

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
Statements of Stockholders’ Equity – Nevada Corporation
for the Period from October 12, 2000 (Inception) to December 31, 2005

							Deficit
	Preferred Stock		Common Stock				Accumulated
	Number		Number		Additional		During the
	of		of		Paid-In		Development
	Shares	Amount	Shares	Amount	Capital	Fees	Stage	Total

Balances, October 12, 2000 (Date of
inception)	-		-	-	-	-	-	-

Stock issued for
organization expenses	-	-	2,400,000	$2,400	$(400)	-	-	$2,000
Stock issued for technology		-	3,600,000	3,600	(600)	-	-	3,000
Loss for the Period	-	-	-	-	-	-	$(10,758)	(10,758)

Balances, December 31, 2000	-	-	6,000,000	6,000	(1,000)	-	(10,758)	(5,758)

Loss for the Year	-	-	-	-	-	-	(470)	(470)

Balances, December 31, 2001	-	-	6,000,000	6,000	(1,000)	-	(11,228)	(6,228)

Stock issued for cash	-	-	122,400	122	16,278	-	-	16,400
Loss for the Year	-	-	-	-	-	-	(50,793)	(50,793)

Balances, December 31, 2002	-	-	6,122,400	6,122	15,278	-	(62,021)	(40,621)

Stock issued for cash	-	-	1,617,600	1,618	146,082	-	-	147,700
Stock issued under the Performance
Stock Plan	-	-	311,436	311	64,571	-	-	64,882
Loss for the Year	-	-	-	-	-	-	(165,526)	(165,526)

Balances, December 31, 2003	-	-	8,051,436	$8,051	$225,931	-	$(227,547)	$6,435
(The accompanying notes are an integral part of the financial statements)

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
Statements of Stockholders’ Equity – Nevada Corporation
for the Period from October 12, 2000 (Inception) to December 31, 2005

							Deficit
	Preferred Stock		Common Stock				Accumulated
	Number		Number		Additional		During the
	of		of		Paid-In		Development
	Shares	Amount	Shares	Amount	Capital	Fees	Stage	Total

Balances, December 31, 2003	-	-	8,051,436	$8,051	$225,931	-	$(227,547)	$6,435

Stock issued for debt	-	-	496,013	496	156,834	-	-	157,330
Stock issued under the Performance
Stock Plan	-	-	888,564	889	73,158	-	-	74,047
Stock issued for services	-	-	125,436	125	168,328	-		168,453
Stock issued for technology	-	-	200,000	200	199,800	-	-	200,000
Stock issued for software rights	-	-	400,000	400	882,200	-	-	882,600
Stock returned for no consideration	-	-	(3,119,280)	(3,119)	3,119	-	-	-
Loss for the Year	-	-	-	-	-	-	(1,190,206)	(1,190,206)

Balances, December 31, 2004	-	-	7,042,169	7,042	1,709,370	-	(1,417,753)	298,659

Stock reinstated for no consideration	-	-	3,119,283	3,119	(3,119)	-	-	-
Stock Issued for Debt	-	-	68,500	69	68,431	-	-	68,500
Adjust Valuation of Technology
Acquired	-	-	(540,000)	(540)	(215,460)	-	-	(216,000)
Loss for the Quarter	-	-	-	-	-	-	(117,945)	(117,945)

Balances, March 31, 2005	-	-	9,689,952	$9,690	$1,559,222	-	$(1,535,698)	$33,214
(The accompanying notes are an integral part of the financial statements)

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
Statements of Stockholders’ Equity – Nevada Corporation
(Continued)
for the Period from October 12, 2000 (Inception) to December 31, 2005

							Deficit
	Preferred Stock		Common Stock				Accumulated
	Number		Number		Additional		During the
	of		of		Paid-In		Development
	Shares	Amount	Shares	Amount	Capital	Fees	Stage	Total

Balances, March 31, 2005	-	-	9,689,952	$9,690	$1,559,222	-	$(1,535,698)	$33,214

Stock Issued for Who’s Your Daddy,
Inc (CA)	-	-	500,000	500	(500)	-	-	-
Stock Issued for Who’s Your Daddy,
Inc (CA) and Held in Escrow	-	-	4,000,000	4,000	(4,000)	-	-	-
Shares Cancelled as Part of
Reverse Acquisition	-	-	(2,460,000)	(2,460)	2,460	-	-	-
Write off Nevada Deficit as Part of
Reverse Acquisition	-	-	-	-	(1,535,698)	-	1,535,698	-
Record California Deficit as Part of
Reverse Acquisition	-	-	-	-	1,665,510	-	(1,665,510)	-
Adjust for California Common Stock
Acquired as Part of Reverse
Acquisition	-	-	-	-	(844,650)	-	-	(844,650)
Write off Technology as Part of
Reverse Acquisition	-	-	-	-	(136,815)			(136,815)
Other Adjustments Required as Part
of Reverse Acquisition	-	-	-	-	(12,745)			(12,745)
Stock Issued for Services	-	-	43,000	43	30,340	-	-	30,383
Capital Acquisition Fees	-	-	-	-	-	$(262,795)	-	(262,795)
Loss for the Quarter	-	-	-	-	-	-	(756,075)	(756,075)

Balances, June 30, 2005	-	-	11,772,952	$11,773	$723,124	$(262,795)	$(2,421,585)	$(1,949,483)
(The accompanying notes are an integral part of the financial statements)

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
Statements of Stockholders’ Equity – Nevada Corporation
(Continued)
for the Period from October 12, 2000 (Inception) to December 31, 2005

							Deficit
	Preferred Stock		Common Stock				Accumulated
	Number		Number		Additional		During the
	of		of		Paid-In		Development
	Shares	Amount	Shares	Amount	Capital	Fees	Stage	Total
Balances, June 30, 2005	-	-	11,772,952	$11,773	$723,124	$(262,795)	$(2, 421,585)	$(1,949,483)
Stock Issued for Cash	-	-	650,000	650	359,350	-	-	360,000
Stock Issued for Interest Expense	-	-	150,000	150	149,850	-	-	150,000
Stock Issued Promotion and
Marketing Services	-	-	450,000	450	315,401	-	-	315,851
Less: Prepaid Services	-	-	-	-	(109,875)	-		(109,875)
Stock Issued for Financial Services	-	-	474,000	474	449,550	-	-	450,024
Reverse Capital Acquisition Fees	-	-	-	-	-	262,795	-	262,795
Reclassify Fees as Financing Fees
Due to Amended Agreement	-	-	-	-	-	(235,795)	-	(235,795)
Loss for the Quarter	-	-	-	-	-	-	(1,877,235)	(1,877,235)
Balances, September 30, 2005	-	-	13,496,952	13,497	1,887,400	(235,795)	(4,298,820)	(2,633,718)

Stock Issued for Cash	-	-	370,947	371	249,629	-		250,000
Stock Issued for Financial Services	-	-	209,164	209	109,791	-	-	110,000
Stock and Warrants Issued for
Interest Expense	-	-	7,875	8	135,716	-	-	135,724
Stock Issued for Services and
Expenses	-	-	126,500	127	123,794	-	-	123,921
Cancel Shares Issued for Marketing
Services	-	-	(420,000)	(420)	(159,080)	-	-	(159,500)
Stock Issued to Officers as Part of
Employment Agreement	2,000,000	$2,000	-	-	(2,000)	-	-	-
Financing Fees Expensed this
Quarter	-	-	-	-	-	35,695	-	35,695
Loss for the Quarter	-	-	-	-	-	-	(1,344,988)	(1, 344,988)
Balances, December 31, 2005	2,000,000	$2,000	13,791,438	$13,792	$2,345,250	$(200,100)	$(5,643,808)	$(3,482,866)
(The accompanying notes are an integral part of the financial statements)

Who’s Your Daddy, Inc.
(A Development Stage Company)
Statements of Stockholders’ Equity – California Corporation
for the Period from January 1, 2004 to December 31, 2005

		Deficit
		Accumulated
		During the
	Common Stock	Development
	Amount	Stage	Total
Balances, January 1, 2004	$732,242	$(1,022,583)	$(290,341)
Stock Issued for Cash	58,633		58,633
Loss for the Year		(369,914)	(369,914)
Balances, December 31, 2004	790,875	(1,392,497)	(601,622)
Stock Issued for Cash	53,475		53,475
Loss for the Quarter Ended March 31, 2005		(273,013)	(273,013)
Adjust for California Common Stock Retired
as Part of Reverse Acquisition	(844,350)		(844,350)
Adjust California Deficit as Part of Reverse
Acquisition		1,665,510	1,665,510
Balances, December 31, 2005	$-	$-	$-

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 (Consolidated) and 2004

1.	Basis for Presentation

Who’s Your Daddy, Inc. (Formerly Snocone Systems Inc.) (the “Company”) was incorporated in the State of Nevada on October 12, 2000, under the name Cogen Systems Inc., and is in its developmental stage. The Company changed its name to Snocone Systems Inc. on December 6, 2001. On April 13, 2005, a majority of the Company’s shareholders approved a change in the Company’s name to Who’s Your Daddy, Inc. from Snocone Systems Inc.

On August 16, 2004 the Company completed a six-for-one forward stock split. On March 14, 2005, the Company completed a one-for-five reverse stock split. All share and per share amounts included in this document have taken both the forward split and reverse split into account unless otherwise noted.

As discussed below, on April 1, 2005, the Company acquired all of the issued and outstanding shares of Who’s Your Daddy, Inc. (“WYD”), a company incorporated in California. For accounting purposes, this merger is being treated as a reverse-acquisition since control of the Company passed to the WYD shareholders. As a result of this accounting treatment, subsequent to the reverse-acquisition the historical financial statements of the acquiring company are presented for all periods prior to the acquisition, along with the consolidated financial statements of both entities for all periods after the reverse acquisition date.

Consequently, the consolidated balance sheet at December 31, 2005 includes the assets and liabilities of both companies and the Stockholder’s Equity of the Nevada corporation, whereas the balance sheet at December 31, 2004 only includes the assets, liabilities and Stockholder’s Equity of WYD, the acquiring company under the merger. The consolidated statements of operations and cash flows for the year ended December 31, 2005 and for the period from inception (November 21, 2001) to December 31, 2005 include the operations of WYD, the acquiring entity, for the period beginning January 1, 2005 to March 31, 2005 and from its inception (November 21, 2001) to March 31, 2005 and the consolidated operations of both companies from April 1, 2005 (the date of the merger) through December 31, 2005. The statements of operations and cash flows for the year ended December 31, 2004 only include the operations and cash flows for WYD. In addition, we have included statements of changes in Stockholders’ Equity both for Snocones from its inception (October 12, 2000) to December 31, 2005 and for WYD from its inception (November 21, 2001) to December 31, 2005.

On June 12, 2005, the Company acquired all of the issued and outstanding shares of Pharb University Brand, Inc. (“Pharb”), a company incorporated in Delaware, for a total of 1,000,000 restricted shares of the Company’s common stock. 500,000 shares of common stock were issued and 500,000 shares were to be delivered within fifteen (15) days after the date the quarterly financial statements of the Company have been prepared showing that cumulative sales of Pharb’s products and/or the Company’s products sold through Pharb’s sales channels have reached $4,000,000. On February 28, 2006, the Board of Directors of the Company, Pharb Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company and Pharb University Brand, Inc., a Delaware corporation and Mark De Mattei, an individual, mutually agreed that, (i) their Merger Agreement dated June 12, 2005 was terminated and rescinded Ab Initio and (ii) such agreement was of no further force or effect. All stock issued or to be issued under this agreement was cancelled. Due to the rescission of the merger agreement all references to that entity have been eliminated and these financial statements DO NOT include any assets or any results of operations of Pharb.

2.	Nature of Operations

	a)	Development Stage Activities
To date, the Company’s activities have mainly been organizational, directed at acquiring its principal assets, raising its initial capital and developing its business plan.

In a development stage company, management devotes most of its activities in investigating business opportunities. Principal activities have just begun and initial revenues were generated in July, 2005.

	b)	Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $5,643,808 for the period from inception, November 21, 2001, to December 31, 2005. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations. Management has plans to seek additional capital. The financial statements neither include any adjustments relating to the recoverability and classification of recorded assets nor the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.	Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a)           Development Stage Company

The Company is a development stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company’s development stage activities.

b)           Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

c)           Revenue recognition

Revenue is recorded over the life of the contract when earned based on the terms of the contract. Revenue is recognized when products are shipped to the customer and title passes

d)           Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the net values at which they are recorded are considered to be reasonable estimates of their fair values. The carrying values of notes payable are deemed to be reasonable estimates of their fair values

e)           Concentration Risks

The Company is concentrating its efforts in two revenue generating categories – Beverage and Licensing. There are major players in each of these categories and the inability of the Company to obtain or maintain contracts in any one of these areas could affect the future of the Company. Also, revenue derived from international customers are subject to risks associated with foreign operations, such as obtaining governmental permits and approvals, currency exchange fluctuations, currency restrictions, political instability, labor problems, trade restrictions, and changes in tariff and freight charges.

f)           Receivables

Receivables are recorded net of any allowance for expected losses. Receivable balances are reviewed quarterly to determine if any allowance is required. At December 31, 2005 no allowance was recorded.

g)           Long Lived Assets

Fixed assets are recorded at cost. For book purposes depreciation is computed on the straight-line method, based on the estimated useful lives of the assets of generally five years. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation and Amortization expense was $17,917 and $4,775 for the years ended December 31, 2005 and 2004. The Company reviews property, plant and equipment and any identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate If property, plant, and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value.

h)           Intangible assets

Organization Costs and Trademarks are recorded at cost and amortized over a five year period. The Company continually evaluates the carrying value of goodwill and other intangible assets to determine whether there are any impairment losses. If indicators of impairment are present in intangible assets used in operations and future cash flows are not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified.

i)           Advertising

Advertising costs, which are included in Advertising, Promotion and Marketing expense, are expensed as costs are incurred.

j)           Inventories

Inventories are presented at the lower of cost or market value, including shipping and handling.

k)           Organizational and Start Up Costs

Costs of start up activities, including organizational costs, were expensed as incurred.

l)           Basic and Diluted Loss Per Share

In accordance with SFAS No. 128 – “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2005, the Company had no stock equivalents that were anti- dilutive and excluded in the earnings per share computation.

l)	Capitalized Financing Fees

The fees incurred in obtaining the financing described in Note 9 have been recorded as a reduction of equity and will be amortized over the 20 month repayment period of the loan.

j)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currencies are translated into U.S. dollars as follows:

	i.	monetary items at the rate prevailing at the balance sheet date;

	ii.	non-monetary items at the historical exchange rate;

	iii.	revenue and expense at the average rate in effect during the applicable accounting period.

k)	New Accounting Standards

	i.	FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46 (R) is required in financial statements of public entities that have public interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities is required at various dates in 2004 and 2005. The Company believes that the adoption of this standard will have no material impact on its financial statements.

	ii.	In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Nonmonetary Assets.” The statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company believes that the adoption of this standard will have no material impact on its financial statements.

	iii.	In December 2004, the FASB issued a revision to Statement No. 123, Accounting for Stock-Based Compensation which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised SFAS 123 eliminates the alternative to use Opinion 25’s intrinsic value method of accounting and instead, requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. Furthermore, public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value as well as estimate the number of instruments for which the requisite service is expected to be rendered. Any incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair values before and after the modification.

For public entities that file as small business issuers, the effective date of the revised Statement is as of the beginning of the next fiscal year that begins after December 15, 2005 The Company currently uses the intrinsic value method. The following table shows the effects on net loss and loss per share had compensation and payment been measured on the fair value method pursuant to SFAS No. 123:

	Year ended December 31,
	2004	2005

Net loss, as reported	No Change	($4,251,311)
Officers’ Salary cost increase based on the fair value method		(6,417,125)

Marketing Expense increase based on the fair value method		(436,100)

Financing Expense increase based on the fair value method		(246,332)

Sales Expense increase based on the fair value method		(448,520)

Investment Banking Services Expense increase based on the fair value method		(2,989,200)

Pro forma net loss		($14,788,588)

Basic loss per share
As reported		($.36)
Pro forma		($1.244)

4.	Share Capital

	a)	Issued Shares
On August 16, 2004, the Company’s Board of Directors approved a six-for-one forward stock split. As a result of the stock split, an additional 33,547,650 shares of common stock were issued.

On November 3, 2004, 3,119,280 shares that were issued to management, affiliated entities and other shareholders were returned to treasury for no proceeds. On February 28, 2005 the Company reinstated these 3,119,280 shares On March 14, 2005, the Company’s Board of Directors approved a one-for five reverse stock split. Following the reverse stock split the number of issued and outstanding shares in the Company totalled approximately 10,180,106.

All share and per share amounts included in these financial statements have taken into account both the forward split and reverse split described above unless otherwise noted.

The par value of the common stock remained unchanged at $0.001 and the number of authorized common shares was reduced to 20,000,000. On April 13, 2005, pursuant to a Written Consent of a Majority of the Outstanding Shares of common stock, the Company’s authorized capital was increased to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

	b)	Restricted Stock
The Company’s shares began trading on the OTC Bulletin Board effective August 17, 2004.

At December 31, 2005, 9,973,701 outstanding shares of common stock were restricted for periods up to two years.

	c)	Stock Issued for Loans and Notes Payable
During the quarter ended March 31, 2005, the Company issued shares in settlement of loans payable as follows:

	NUMBER
	OF
	SHARES	VALUE

For convertible promissory notes issued settled during the quarter ended March 31, 2005 at face value of the notes	68,500	$68,500

	68,500	$68,500

d)           Other Stock and Warrants Issued

On February 28, 2005, the Company reinstated 3,119,283 shares that had been returned to the Company for no consideration on November 3, 2004. 2,460,000 of these shares formed part of the purchase consideration for the Who’s Your Daddy, Inc. acquisition (Note 8(a)).

The Company issued the following restricted common stock during the six months ended September 30, 2005: (1) 4,500,000 restricted shares of common stock per the acquisition of Who’s Your Daddy, Inc. (CA) (Note 8(a)) as of April 1, 2005 (2) 8,000 restricted shares of common stock to Concord Business Services, for services rendered, as of June 9, 2005 (3) 35,000 restricted shares of common stock to Pasadena Capital Partners, for services rendered, as of June 9, 2005, (4) 24,000 restricted shares of common stock to Keith Middlebrooks as of August 1, 2005, (5) 250,000 restricted shares of common stock to The Hanneman Group, for services rendered and to be rendered, as of August 6, 2005, (6) 190,000 restricted shares of common stock to Rich Entertainment, Inc., for services rendered, as of August 6, 2005, (7) 10,000 restricted shares of common stock to Miller and Pliakas, LLP, for services rendered, as of August 6, 2005, (8) 400,000 restricted shares of common stock to October Funds Ltd for cash and (9) 850,000 restricted shares of common stock to Geneva Equities, for cash and services rendered, on various dates. As discussed in Note 1, 500,000 restricted shares of common stock were initially issued per the acquisition of Pharb University Brand, Inc. as of June 12, 2005 and subsequently cancelled as if they had not been issued.

In the three months ended December 31, 2005 the Company issued (1) 328,947 restricted shares with registration rights to Around the Clock Partners for cash, (2) 189,164 restricted shares to Geneva Equities for services rendered for the above October transactions, (3) 42,000 restricted shares to October Funds Ltd. to adjust the above transaction, (4) 20,000 restricted shares to George Salameh for investment banking services, (5) 65,000 restricted shares to Danny Kashou as settlement of claims, (6) 69,375 restricted shares to shareholders as payment of interest on loans and as settlement of claims and (5) cancelled the 250,000 restricted shares of common stock to The Hanneman Group and returned them to Treasury.

In the three months ended December 31, 2005 the Company issued (1) 5-year warrants to purchase a total of 56,818 shares of common stock, at an exercise price of $.88 per share, to Harlan Kleinman, Paresh Patel and Jon Slizza as a retainer against a success fee payable on closing of an Offering of the Company’s securities, (2) 5-year warrants to purchase a total of 148,514 shares of common stock, at an exercise price of $1.01 per share, to Harlan Kleinman in connection with his convertible debenture, (3) 5-year warrants to purchase a total of 50,000 shares of common stock, at an exercise price of $1.50 per share, to the Investors described in Note 9 as part of their financing (4) 5-year warrants to purchase a total of 35,000 shares of common stock, at an exercise price of $1.25 per share, to Around the Clock Partners as part of their cash investment described in the above paragraph, (5) 5-year warrants to executives to purchase a total of 7,150,000 shares of common stock as detailed in Note 12, (6) three 5-year warrants to its investment banker, effective April 1, 2005, each to purchase 1,000,000 shares of common stock each on similar terms to the CEO and President, as detailed in Note 12, (7) three 5-year warrants to its sales managing company, effective June 27, 2005, each to purchase 200,000 shares of common stock each on similar terms to the CEO and President, as detailed in Note 12 and (8) three 5-year warrants in connection with a Marketing and Promotion Agreement, as described in Note 6, effective August 10, 2005, each to purchase 1,000,000 shares of common stock each on similar terms to the CEO and President, as detailed in Note 12. These warrants were terminated on March 1, 2006 by mutual agreement.

A summary of the Company’s stock warrants is presented below:

		Exercise
	Shares	Price

Balance January 1, 2004	0
Granted during the year	0
Balance December 31, 2004	0

Granted during the year, net:	3,650,000	$2.00
	3,600,000	$1.50
	35,000	$1.25
	148,514	$1.01
	3,550,000	$1.00
	56,818	$0.88
Balance December 31, 2005	11,040,332

5.	Related Party Transactions

On September 2, 2003, the Company entered into an agreement with RBM Financial Inc. and TwentyTen Investments Corp. for programming, marketing and business concept expertise. The programming expertise was provided by Riskebiz Internet Services, Inc, a corporation owned by the then-President of the Company. Under the terms of the agreement, the Company prepaid $100,000 for services provided through August, 2004. This agreement was terminated on April 21, 2005.

The Company also paid $6,250, in 2004, to a company owned by the Company’s then- President for advice on acquisitions, strategy, planning and management. Under the terms of a contract, dated September 30, 2004, the Company was committed to pay up to $1,700 per month to its then-President for up to a year for management services to guide the Company in the development of its business, products and services. This agreement was terminated on April 25, 2005 upon the resignation of the Company’s then-President.

The Company has signed agreements with two related parties for systems control, Sarbanes-Oxley, planning and management consulting services. Under the terms of these agreements, the Company is committed to pay $11,000 monthly. A portion of this amount is being deferred until the Company receives additional funding. For the year ended December 31, 2005 the Company paid $49,000 to these parties and deferred payment on $34,000. In addition, during the year ended December 31, 2005 officers and shareholders made loans to the Company of approximately $199,000 and deferred salary of approximately $96,000, and interest has been recorded for approximately $31,500.

6.	Commitments

SMART-TEK Communications Inc.

On November 29, 2004, the Company entered into a Revenue Sharing and Product Development agreement with SMART-TEK Communications Inc. (Smart-Tek), whereby Smart-Tek would earn shares for “their involvement in the design, engineering, sales, manufacturing, technology and expertise with the application(s) or product(s) in partnership with the Company,” and the Company would earn “50% of the revenues associated with the marketable final product”. On January 28, 2005, the parties concluded that they could not identify an application or product to co-develop, produce and market so as to fulfill the agreement.

Rich Entertainment, Inc.

On August 4, 2005, the Company entered into a Marketing and Promotion Agreement (the “Promotion Agreement”) with Rich Entertainment, Inc., a California corporation (RE), f/s/o Percy Miller. Pursuant to the Agreement, RE will provide certain marketing and promotion services for certain products (the “Promoted Products”) of the Company. This agreement was mutually terminated on March 1, 2006, effective February 28, 2006.

Lease Commitments

The Company leases its facilities under a non-cancelable operating lease arrangement for an eighteen-month period in San Diego, California. The lease commenced on November 8, 2004 and ends on May 7, 2006. The remaining lease payments under this lease are $24,060.

The Company leases equipment under non-cancelable operating lease arrangements for a thirty-nine month period The lease commenced in July, 2005 and ends in September, 2008.

The Company does not currently utilize any off-balance-sheet financing. Rent expense for the year ended December 31, 2005 was $55,660.

Future minimum lease payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, are as follows:

Twelve Months Ended December 31,
2006	$ 4,632
2007	4,632
2008	3,474
Total minimum lease payments	$12,738

7.	Litigation

On April 1, 2005, Who’s Your Daddy Inc. received notice that Who’s Ya Daddy, Inc., a Florida corporation, had filed a complaint against Who’s Your Daddy, Inc. The complaint alleges that Who’s Your Daddy, Inc. is infringing the trademark of Who’s Ya Daddy, Inc. with respect to clothing (Class 25) and includes federal trademark claims, federal and California unfair competition claims and related claims. On April 7, 2006, the Company executed a definitive settlement agreement with Who’s Ya Daddy, Inc. (Daddy). Under the terms of the settlement agreement and related Trademark License Agreement, the Company has been granted an exclusive license to use the Registered Marks on clothing (Class 25). Under the Agreement, the Company will remit to Daddy 6% of the Gross Sales for the Licensed Products (excluding footwear) sold in the United States (or outside the United States that are directly distributed in the United States), with a minimum annual amount of $70,000. The Company will also remit to Daddy 12% of the licensing revenues or the value of consideration received from third parties who have been granted sublicenses of the Registered Marks for the Licensed Products sold in the United States. The Agreement is for a four-year term and will automatically renew for consecutive four- year terms at the Company’s option.

Additionally, a lawsuit has been filed claiming that an individual is owed 58,200 shares of stock and $90,000 on a loan made to WYD. The Company believes it has meritorious defenses to these claims, as well as counterclaims.

8.	Acquisitions / Divestitures

a) On April 1, 2005, the Company acquired all of the issued and outstanding shares of Who’s Your Daddy, Inc. (“WYD”), a company incorporated in California. Under the terms of the agreement and plan of merger (the “WYD Merger Agreement”), the Company issued 2,040,000 shares and delivered an additional 2,460,000 issued and outstanding non-float common shares with an agreed stock price of $1.00 per share 4,000,000 of the shares were delivered into a trust account with the shares to be released, on a dollar for dollar basis, until such time as the Company has generated cumulative revenues of $4,000,000.

b)           At the time the Company signed an initial Content Distribution and Revenue Share Agreement with TwentyTen Investments Corp., the Company believed it would realize at least the acquisition value from the SMSOfficePools.com service. The Company has since reviewed this acquisition and has come to the conclusion that the value is not materializing as originally anticipated.

On April 21, 2005, the parties mutually agreed to terminate the Content Distribution and Revenue Share Agreement. TwentyTen Investments Corp. returned to the Company the 400,000 common shares issued. In consideration of the termination of the contract and work performed to date by TwentyTen Investments, the Company issued to TwentyTen Investments 40,000 common shares (which represents 10% of the 400,000 shares issued).

c)           At the time the Company signed an initial Agreement with Riskebiz Internet Services, a corporation owned by a then-director, the Company believed it might realize at least the acquisition value from the RISKeye mobile technology. The Company has since reviewed this acquisition, and the Company has come to the conclusion that development is not materializing as originally anticipated. On April 21, 2005, the parties mutually agreed to terminate the Asset Purchase Agreement Riskebiz returned to the Company the 200,000 common shares issued for the RISKeye mobile viewing technology. In consideration of the termination of the contract, and work performed to date by Riskebiz, the Company issued to Riskebiz Internet Services 20,000 common shares (which represents 10% of the 200,000 shares issued).

d)           The Company has decided to sell all rights, title and interest in various technologies which are no longer core to its business, to an unrelated corporation for 250,000 shares of such corporation’s stock. The shares are restricted for a period of two years, pending the filing of a registration statement. The unrelated corporation is in the process of issuing these shares. As a result, the expenses related to this technology were written off to Additional Paid in Capital as part of the Reverse Acquisition in these financial statements.

e)           On June 12, 2005, the Company acquired all of the issued and outstanding shares of Pharb University Brand, Inc. (“Pharb”), a company incorporated in Delaware, for a total of 1,000,000 restricted shares of the Company’s common stock. 500,000 shares of common stock have been issued and 500,000 shares shall be delivered within fifteen (15) days after the date the quarterly financial statements of the Company have been prepared showing that cumulative sales of Pharb’s products and/or the Company’s products sold through Pharb’s sales channels have reached $4,000,000. On February 28, 2006, the Board of Directors of the Company, Pharb Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company and Pharb University Brand, Inc., a Delaware corporation and Mark De Mattei, an individual, mutually agreed that, (i) their Merger Agreement dated June 12, 2005 was terminated and rescinded Ab Initio and (ii) such agreement was of no further force or effect. All stock issued or to be issued under this agreement was cancelled.

9.	Financing:

On April 29, 2005, the Company entered into a Securities Purchase Agreement with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (collectively, the “Investors”) for the sale of (i) $3,750,000 in callable secured convertible notes (the “Notes”) and (ii) stock purchase warrants (the “Warrants”) to buy 2,628,505 shares of common stock. Pursuant to the Securities Purchase Agreement, the Company also agreed to covenants regarding its business and the use of proceeds.

On April 29, 2005, the Investors purchased $1,250,000 in Notes and received Warrants to purchase 876,170 shares of the Company's common stock. The Company received net proceeds of $1,130,000, after deducting expenses of $50,000, prepaid interest of $50,000 and escrow of $20,000 for the payment of key man life insurance. The Company may be required to pay additional expenses from the net proceeds.

The Investors are obligated to provide the Company with the funds as follows: (1) $1,250,000 was disbursed on April 29, 2005; (2) $1,250,000 to be disbursed within five business days of the filing of the Company’s registration statement with the Securities and Exchange Commission; and (3) $1,250,000 to be disbursed within five business days of the effectiveness of the Company's registration statement. The Notes bear interest at 8% per annum, provided that no interest is due or payable for any month in which the Company’s stock price is greater than $1.3375 for each intraday trading price for each trading day of the month. Any amount of principal or interest which is not paid when due bears interest at the rate of 15% per annum from the due date. The Notes mature three years from the date of issuance.

The Notes are convertible into common stock, at the Investors’ option, at a conversion price equal to the lower of (i) $1.00 or (ii) 60% of the average of the three lowest intraday trading prices for the common stock during the 20 trading days before, but not including, the conversion date.

The Company may prepay all or a portion of the principal outstanding under the Notes if no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $1.10 per share. In the event the market price is above $1.10, the Company may prepay all or a portion of the principal outstanding under the Notes if it makes an additional payment equal to the difference between the market price and $1.10 per share for the number of shares into which the Notes would convert.

If the Company elects to prepay the Notes, the Company is required to pay an amount in excess of the outstanding principal under the Notes based on the number of days after issuance of the Notes the Company prepays the Notes. The full principal amount of the Notes and an additional penalty amount are due upon default under the terms of Notes. In addition, the Company has granted the Investors a security interest in substantially all of its assets and intellectual property pursuant to a Security Agreement and an Intellectual Property Security Agreement.

The Warrants are exercisable until five years from the date of issuance at a purchase price of $1.50 per share. In addition, the exercise price of the Warrants is adjusted in the event the Company issues common stock at a price below market.

The Investors have contractually agreed to restrict their ability to convert the Notes and exercise the Warrants and receive shares of common stock such that the number of shares of the Company common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of the Company’s then issued and outstanding shares of common stock.

As part of the transaction, the Company also entered into a Registration Rights Agreement dated April 29, 2005 with the Investors pursuant to which the Company has agreed to seek registration of the common stock underlying the Notes and the Warrant with the Securities and Exchange Commission.

The full text of these Notes and the other agreements between the Company and the Investors is filed with the Current Report on Form 8-K filed on May 16, 2005.

Effective as of October 5, 2005, the Company entered into an amendment and repayment letter agreement (the “Amendment”) with AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC (collectively, the “AJW Entities”) whereby the Purchase Agreement was amended and any prior breach or default under the Purchase Agreement was resolved. The Amendment provides for the Company to limit the investment by the AJW Entities to $1,750,000 in Notes and Warrants to purchase only 50,000 shares of common stock, which amended the originally agreed upon amount of $3,750,000 in Notes and Warrants to purchase up to 2,628,505 shares of common stock. The Warrants to purchase 50,000 shares of common stock are for a term of five years with an exercise price of $1.50 per share. The Amendment further provides that the Company will have the right to repay the Notes by paying an aggregate of $2,450,000 in 18 equal monthly payments. Provided that such payments are made, the AJW Entities have agreed not to convert any of the Notes or exercise any of the Warrants during the eighteen-month period. As part of the Amendment, the AJW Entities have invested an additional $500,000 in the Company after the Company filed its registration statement. The full text of these Notes and the other agreements between the Company and the Investors is filed with the Current Report on Form 8-K filed on October 7, 2005. As a result of the Amendment, the initial $1,250,000 payment has been reclassified to long-term debt in these financial statements Further, the fees incurred in connection with receiving these funds have been reclassified as Capitalized Financing Fees and will be amortized over the repayment period of the new agreement.

At December 31, 2005, the Company was late on one payment to the Investors and in technical default of the Amendment. At April 6, 2006, the Company was late on four payments to the Investors and two of those payments were accruing a default penalty. On April 13, 2006 the Company reached an agreement with the AJW Entities to pay off the balance due to them. Under this Agreement the AJW Entities will accept a payment of $2,400,000 and receive six-year warrants to purchase from the Company 200,000 fully paid and nonassessable shares of Common Stock at a per share purchase price of $1.00.

The full text of this agreement will be filed with a Current Report on Form 8-K within four days after the definitive Agreement between the Company and the Investors was signed on April 17, 2006.

10.	Long-Term Debt

Note Payable in equal monthly installments of $8,000,
Including interest, thru January, 2008	$ 222,352
Note Payable in 18 monthly installments of $136,111
from December, 2005 to May, 2007	1,750,000
Less: Current Portion	(1,378,456)
Total Notes Payable	$ 593,896
The aggregate amount of required payments at December 31, 2005 is as follows:

Twelve Months Ending December 31,
2006	$1,905,445
2007	776,555
2008	8,000
Total	2,690,000
Less: Amount representing interest	(717,648)
Total at present value	$1,972,352

11.	Income Taxes

Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

The differences between Federal income tax rate and the effective income tax rate as reflected in the accompanying statements of operations are:

	December 31, 2005	December 31, 2004
Statutory federal income tax rate	34%	34%
State Rate (Net of Federal Benefit)	6	6
Valuation allowance	(40)	(40)
Effective tax rate	-%	-%
The minimum annual state franchise tax in California is $800.

The Company had net operating loss carry-forwards for income tax purposes of approximately $1,417,000 at December 31, 2004. At December 31, 2005 the Company had net operating loss carry-forwards for income tax purposes in excess of $3,000,000 and Section 179 carry-forwards in excess of $100,000. Some of these carryovers are limited to being applied against WYD operations

12.	Executives’ Employment Agreement

Effective April 1, 2005, pursuant to the merger with WYD, the Company entered into employment agreements with its CEO and President. In June, 2005, pursuant to the merger with Pharb, the Company entered into a similar employment agreement with one executive. These agreements were amended in December, 2005. In January, 2006 the contract with the Pharb executive was terminated.

Each agreement is for a period of 5 years. Each executive is to receive annual cash compensation of $144,000 and 2.0% of the annual gross revenue of the Company - effective January 1, 2005 for the WYD executives. Additionally, each employment agreement provides for the issuance of three cash-less exercise warrants, exercisable from month 13 to 60 of the agreement, as follows: one to purchase 1,000,000 shares of common stock at a price of $1.00, one to purchase 1,000,000 shares of common stock at a price of $1.50, and one to purchase 1,000,000 shares of common stock at a price of $2.00. Additionally, each employment agreement provides for the issuance of 1,000,000 shares of voting preferred stock, that cannot be converted to common shares in the Company, with supermajority voting rights not less than four votes per share of such capital stock. As part of the termination agreement with the Pharb Executive, for no additional consideration his preferred stock was returned to the Company, his Warrants were cancelled and he agreed to forgo any gross revenue payments.

In December, 2005, the Company entered into an employment agreement with its CFO, effective June 1, 2005, the starting date of his employment with the Company. The CFO’s term is for three years, his annual compensation starts at $96,000, increasing to $120,000 when the Company receives additional financing in excess of $4,000,000 or has cumulative revenues of $4,000,000, and he receives 0.5% of the annual gross revenue of the Company. Additionally, he received three warrants, each to purchase 175,000 shares of common stock, on similar terms and strike prices to the three warrants described in the above paragraph.

In December, 2005, the Company entered into three year employment agreements with two executives. One of these executives’ agreement was effective May 1, 2005, the starting date of his employment with the Company, and he receives annual compensation of $120,000, 0.5% of the annual gross revenue of the Company and three warrants to purchase 175,000 shares of common stock on similar terms and strike prices to the warrants described above. The other executive’s agreement was effective December 16, 2005, the starting date of his employment with the Company, and he received annual compensation starting at $96,000. This other executive resigned from the Company on March 24, 2006. Under the employment termination agreement he is receiving compensation to the date of his termination and 100,000 warrants with an exercise price of

$2.00 from month 13 to 60 of the agreement. Only these warrants are reflected in these financial statements.

The full text of these five Employment Agreements between the Company and the Executives is filed with the Current Report on Form 8-K and 8-K/A filed on January 3, 2006.

13.	Subsequent Events

As detailed in Note 7, the litigation with Who’s Ya Daddy was settled on April 7, 2006.

As detailed in Note 9, on April 13, 2006 the Company reached an agreement with the AJW Entities to pay off the balance due to them.

As detailed in Note 12, one of the five most highly paid executives resigned on March 24, 2006 and 900,000 of the warrants issued to him were cancelled. On April 7, 2005 another Executive resigned and the Company is currently negotiating a termination agreement with him.

Consolidated Financial Statements
as of December 31, 2006
(as filed in the Company's annual report on Form 10-KSB
for the period ending December 31, 2006)

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Who’s Your Daddy, Inc.

We have audited the accompanying Consolidated Balance Sheets of Who’s Your Daddy, Inc. as at December 31, 2006 and 2005, and the related Consolidated Statements of Operations, Cash Flows and Changes in Stockholders’ Equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the financial statements, the Company has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its development activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Baum & Company, PA
Coral Springs, Florida
April 12, 2007

Who’s Your Daddy, Inc.
Consolidated Balance Sheets
As at December 31, 2006 and 2005

	2006	2005
Assets
Current Assets
Cash	$5,459	$2,977
Accounts Receivable	12,617	4,255
Inventories	244,541	83,286
Loans Receivable	13,025	1,955
Escrow Deposits	-	5,000
Prepaid Expenses	134,614	37,120
Total Current Assets	410,256	134,593

Property, Plant and Equipment
Fixed Assets	73,731	71,924
Less: Accumulated Depreciation	(26,742)	(11,054)
Net Property, Plant and Equipment	46,989	60,870

Non-Current Assets
Organization Costs, Net	-	500
Trademarks	86,401	71,737
Security Deposits	53,849	10,900
Total Non-Current Assets	140,250	83,137

Total Assets	$597,495	$278,600
(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.
Consolidated Balance Sheets
As at December 31, 2006 and 2005
(Continued)

	2006	2005
Liabilities and Stockholders’ Deficiency
Current Liabilities
Accounts and Accrued Expenses Payable	$2,907,914	$982,088
Due to Officers' and Related Parties	766,875	607,026
Loans Payable – Short-Term	345,000	200,000
Current Portion of Long-Term Debt	222,352	1,378,456
Total Current Liabilities	4,242,141	3,167,570

Non-Current Liability
Long-Term Debt, Net of Current Portion	2,080,143	593,896
Total Liabilities	6,322,284	3,761,466
Stockholders’ Deficiency

Preferred Stock - 20,000,000 Shares Authorized,
2,000,000 Shares Issued and Outstanding.	2,000	2,000

Common Stock – $.001 Par Value. 100,000,000
Shares Authorized, 21,032,821 and 13,791,438
Shares Issued and Outstanding at December 31,
2006 and 2005.	21,033	13,792
Additional Paid-in Capital	5,675,928	2,345,250
Prepaid Expense Paid by Issuing Stock	(131,872)	(200,100)
Deficit	(11,291,878)	(5,643,808)
Total Stockholders’ Deficiency	(5,724,789)	(3,482,866)

Total Liabilities and Stockholders’ Deficiency	$597,495	$278,600
(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005

Revenues	$1,189,057	$77,463

Cost of Goods Sold	685,916	52,331

Gross Margin	503,141	25,132

Expenses

Administrative and General	2,861,102	3,028,137

Advertising, Promotion and Marketing	2,806,183	622,556

Loss on Termination of Contract	-	60,352

Corporate Franchise Taxes	800	800

Total Expenses	5,668,085	3,711,845

Loss before Interest Expense	(5,164,944)	(3,686,713)

Interest Expense

Cash	(439,571)	(278,874)

Stock and Warrants Issued	(43,554)	(285,724)

Loss before Provision for Income Taxes	(5,648,069)	(4,251,311)

Provision for Income Taxes	-	-

Net Loss	$(5,648,069)	$(4,251,311)

Loss per Share	($0.34)	($0.36)

Weighted Average Shares Outstanding	16,398,991	11,922,628
(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows From Operating Activities
Net Loss for the Period	$(5,648,069)	$(4,251,311)
Add: Non-Cash Items:
Depreciation and Amortization	26,400	17,917
Defiance Termination Recorded as
Long-Term Debt	-	60,352
Stock Issued for Interest Expenses	43,554	285,724
Stock and Warrants Issued for Services and Other Expenses	1,040,877	760,804
	(4,537,238)	(3,126,514)
Change in Non-Cash Working Capital Items:
Financing Fees Paid by Issuing Stock	-	(200,100)
Capital Acquisition Costs	(75,000)	-
Accounts Receivable	(8,362)	(4,255)
Advances to Officers	-	(4,048)
Inventories	(161,255)	(83,286)
Loans Receivable	(8,070)	-
Escrow Deposit	5,000	(5,000)
Prepaid Expenses	(97,494)	(37,120)
Trademarks, Net	(24,876)	(65,075)
Security Deposits	(42,949)	(900)
Accounts and Accrued Expenses Payable	2,324,824	867,966
Due to Officers and Related Parties	404,348	272,028
Conversion of Interest to Loan	522,760	-
Prepaid Expense Paid by Issuing Stock	68,228	-
Cash Used by Operations	$(1,630,084)	$(2,386,304)

Cash Flows From Investing Activities
Additions to Property, Plant and Equipment	$(1,807)	$(57,174)
Loans Made	-	(12,907)
Repayments on Loans Made	(3,000)	37,085
Cash Used By Investing Activities	$(4,807)	$(32,996)

Cash Flows From Financing Activities
Stock Issued for Cash	$1,265,456	$663,475
Proceeds from NIR financing	-	1,750,000
Proceeds from Other Loans	575,899	521,677
Loan Repayments - Other Loans	(203,982)	(377,154)
Additional Paid In Capital – Reverse Acquisition	-	(139,837)
Cash Provided By Financing Activities	$1,637,373	$2,418,161
(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005
(Continued)

	2006	2005
Cash Used by Operations	$(1,630,084)	$(2,386,304)
Cash Used By Investing Activities	(4,807)	(32,996)
Cash Provided By Financing Activities	1,637,373	2,418,161
Change In Cash	2,482	(1,139)
Cash, Beginning Of Period	2,977	4,116
Cash, End Of Period	$5,459	$2,977
Other Cash Items
Cash Paid for Interest Expense	$439,571	$278,874
Cash Paid for Income Taxes	$-	$-
Items Not Requiring the Use of Cash
Stock and Warrants Issued for Services and Other Expenses	$1,040,877	$760,804
Stock Issued for Interest Expenses	$43,554	$285,724
AJW Entities Conversion of Loan to Stock	$192,617	$-
Other Loans Converted to Stock	$676,416	$-
Loans Payable – Short-Term Directly Paid an Account Payable	$25,000	$-
Conversion of Account Payable to Loans Payable – Short-Term	$300,000	$-
Conversion of Account Payable to Long-Term Debt	$-	$210,000
Restricted Stock Issued for Amounts Due to Officers' and Related
Parties	$194,000	$-
Due to Officers' and Related Parties Paid Off by Another Related Party
Loan	$40,307	$-
Nevada Corporation Stock Returned for No Consideration,
then Reinstated	$-	$3,119,283
Nevada Corporation Stock Issued - WYD Reverse Acquisition	$-	$4,500,000
(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.
ConsolidatedStatements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2005 and 2006

	COMMON STOCK
	NUMBER		ADDITIONAL
	OF		PAID-IN
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
Balance, December 31, 2004	7,042,169	$7,042	$1,709,370	$(1,417,753)	$298,659

Stock Reinstated for No Consideration	3,119,283	3,119	(3,119)	-	-
Stock Issued for Debt	68,500	69	68,431	-	68,500
Adjust Valuation of Technology Acquired	(540,000)	(540)	(215,460)	-	(216,000)
Loss for the Quarter	-	-	-	(117,945)	(117,945)
Balances, March 31, 2005	9,689,952	9,690	1,559,222	(1,535,698)	33,214
Stock Issued for Who's Your Daddy. Inc (CA)	4,500,000	4,500	(4,500)	-	-
Shares Cancelled as Part of Reverse Acquisition	(2,460,000)	(2,460)	2,460	-	-
Write off Nevada Deficit on Reverse Acquisition	-	-	(1,535,698)	1,535,698	-
Record California Deficit on Reverse Acquisition	-	-	1,665,510	(1,665,510)	-
Adjust for California Common Stock Acquired as
Part of Reverse Acquisition	-	-	(844,350)	-	(844,350)
Write off Technology	-	-	(136,815)	-	(136,815)
Other Adjustments on Reverse Acquisition	-	-	(13,045)	-	(13,045)
Stock Issued for Services	43,000	43	30,340	-	30,383
Capital Acquisition Fees	-	-	(262,795)	-	(262,795)
Loss for the Quarter	-	-	-	(756,075)	(756,075)

Balances June 30, 2005	11,772,952	$11,773	$460,329	$(2,421,585)	$(1,949,483)
(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.
ConsolidatedStatements of Changes in Stockholders’ Equity
(Continued)
For the Years Ended December 31, 2005 and 2006

	PREFERRED STOCK		COMMON STOCK
	NUMBER		NUMBER		ADDITIONAL	CAPITALIZED
	OF		OF		PAID-IN	FEES
	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL		DEFICIT	TOTAL

Balances June 30, 2005			11,772,952	$11,773	$460,329		$(2,421,585)	$(1,949,483)

Stock Issued for Cash			650,000	650	359,350		-	360,000
Stock Issued for Interest Expense			150,000	150	149,850		-	150,000
Stock Issued for Promotion and Marketing services			450,000	450	315,401		-	315,851
Less: Prepaid Services			-	-	(109,875)		-	(109,875)
Stock issued for Financial Services			474,000	474	449,550		-	450,024
Reclassify Financing Fees Due to Amended
Agreement			-	-	262,795	$(235,795)	-	27,000
Loss for the quarter			-	-	-		(1,877,235)	(1,877,235)
Balances September 30, 2005			13,496,952	13,497	1,887,400	(235,795)	(4,298,820)	(2,633,718)
Stock Issued for Cash			370,947	371	249,629	-	-	250,000
Stock issued for Financial services			209,164	209	109,791	-	-	110,000
Stock Issued for Services and Other Expenses			126,500	127	123,794	-	-	123,921
Warrants and Stock Issued for Interest Expenses			7,875	8	135,716	-	-	135,724
Cancel Shares Issued for Market Services			(420,000)	(420)	(159,080)	-	-	(159,500)
Issuance of Preferred Stock to Officers	2,000,000	$2,000	-	-	(2,000)	-	-	-
Capitalized Fees Expensed This Quarter	-	-	-	-	-	35,695	-	35,695
Loss for the quarter	-	-	-	-	-	-	(1,344,988)	(1,344,988)
Balances December 31, 2005	2,000,000	2,000	13,791,438	13,792	2,345,250	(200,100)	(5,643,808)	(3,482,866)
Stock Issued for Cash	-	-	2,348,918	2,349	1,263,106	-	-	1,265,455
Stock Issued for Services and Other Expenses	-	-	2,466,843	2,466	804,611	-	-	807,077
Warrants and Stock Issued for Interest Expenses	-	-	84,868	85	43,469	-	-	43,554
Conversion of Loans into Stock	-	-	2,340,754	2,341	1,294,492	-	-	1,296,833
Distributor Signing Bonus paid in stock	-	-	-	-	-	(87,508)	-	(87,508)
Capitalized Fees Expensed This Year	-	-	-	-	-	155,736	-	155,736
Fees Paid for Financing	-	-	-	-	(75,000)	-	-	(75,000)
Rounding							(1)	(1)
Loss for the Year	-	-	-	-	-	-	(5,648,069)	(5,648,069)
Balances December 31, 2006	2,000,000	$2,000	21,032,821	$21,033	$5,675,928	$(131,872)	$(11,291,878)	$(5,724,789)
(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis for Presentation

Who’s Your Daddy, Inc. (the “Company”) is involved in the licensing of its proprietary name, “Who’s Your Daddy®” and the manufacture, sale and distribution of its “King of Energy™” energy drinks. The Company was incorporated in the State of Nevada on October 12, 2000 under the name Cogen Systems, Inc. The Company changed its name to Snocone Systems, Inc. on December 6, 2001.

On March 14, 2005, the Company completed a one-for-five reverse stock split. All share and per share amounts included in this document have taken this reverse split into account, unless otherwise noted.

As discussed below, on April 1, 2005, the Company acquired all of the issued and outstanding shares of Who’s Your Daddy, Inc. (“WYD”), a company incorporated in California. For accounting purposes, this merger is being treated as a reverse-acquisition since control of the Company passed to the WYD shareholders. As a result of this accounting treatment, subsequent to the reverse-acquisition the historical financial statements of the acquiring company (WYD) are presented for all periods prior to the acquisition, along with the consolidated financial statements of both entities for all periods after the reverse-acquisition date.

Consequently, the consolidated Statements of Operations and Cash Flows for the year ended December 31, 2005 include the operations of WYD, the acquiring entity, for the period beginning January 1, 2005 to March 31, 2005 and the consolidated operations of both companies from April 1, 2005 (the date of the merger) through December 31, 2005.

On April 13, 2005, a majority of the Company’s shareholders approved a change in the Company’s name to Who’s Your Daddy, Inc. from Snocone Systems Inc.

On June 12, 2005, the Company acquired all of the issued and outstanding shares of Pharb University Brand, Inc. (“Pharb”), a company incorporated in Delaware, for a total of 1,000,000 restricted shares of the Company’s common stock. 500,000 shares of common stock were issued and 500,000 shares were to be delivered within fifteen (15) days after the date the quarterly financial statements of the Company have been prepared showing that cumulative sales of Pharb’s products and/or the Company’s products sold through Pharb’s sales channels have reached $4,000,000.

On February 28, 2006, the Board of Directors of the Company, of Pharb Acquisition Corp. (a Delaware corporation and a wholly owned subsidiary of the Company) and of Pharb University Brand, Inc. (a Delaware corporation) and Mark De Mattei, an individual, mutually agreed that: (i) their Merger Agreement dated June 12, 2005 was terminated and rescinded ab initio and (ii) such agreement was of no further force or effect. All stock issued or to be issued under this agreement was cancelled. Due to the rescission of the merger agreement all references to that entity have been eliminated and these financial statements do not include any assets or any results of operations of Pharb.

2.	Nature of Operations

a) Development Stage Activities

Through December 31, 2005, the Company was considered a development stage company. Revenues commenced in the third quarter of 2005 and have exceeded $1.1 million in 2006. Consequently, the Company is no longer in the development stage.

b) Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations Management is currently seeking additional capital through its investment banker and other sources. In the near future, we expect to raise a minimum of $5,000,000, which will be used to pay down accounts and accrued expenses payable, including approximately $230,000 of taxes (which the Company is currently arranging a payment plan on), increase inventory, purchase promotional materials for expanding the distributor network and pay operational expenses. Should we be unsuccessful in obtaining additional funding, we may be unable to meet our cash flow requirements in the short term. On April 11, 2007, effective April 3, an agreement was reached with the AJW entities to retire their convertible debentures. Further, a commitment was received by two institutional investors on April 11, 2007 which will provide the consideration required to retire this debt and may bring in an additional $1,000,000 of cash. A final agreement is being negotiated with these investors.

3.	Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

	a)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

	b)	Revenue recognition
Revenue is recorded over the life of the contract when earned based on the terms of the contract. Revenue is recognized when products are shipped to the customer and title passes.

	c)	Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the net values at which they are recorded are considered to be reasonable estimates of their fair values. The carrying values of notes payable are deemed to be reasonable estimates of their fair values

	d)	Concentration Risks

The Company is concentrating its efforts in two revenue generating categories – Beverage and Licensing. There are major players in each of these categories and the inability of the Company to obtain or maintain contracts in any one of these areas could affect the future of the Company. Also, revenue derived from international customers are subject to risks associated with foreign operations, such as obtaining governmental permits and approvals, currency exchange fluctuations, currency restrictions, political instability, labor problems, trade restrictions and changes in tariff and freight charges.

	e)	Receivables

Receivables are recorded net of any allowance for expected losses. Receivable balances are reviewed quarterly to determine if any allowance is required. At December 31, 2006, an allowance of $10,890 was recorded.

f)	Long Lived Assets
Fixed assets are recorded at cost. For book purposes, depreciation is computed on the straight-line method, based on the estimated useful lives of the assets of generally five years Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation and Amortization expense was $26,400 and $17,917 for the years ended December 31, 2006 and 2005. The Company reviews property, plant and equipment and any identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If property, plant and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value.

g)	Intangible assets
Organization Costs were recorded at cost and were amortized over a five year period. Costs incurred in the registration of Trademarks are recorded at cost and not amortized. The Company continually evaluates the carrying value of Trademarks and other intangible assets to determine whether there are any impairment losses. If indicators of impairment are present in intangible assets used in operations and future cash flows are not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified.

h)	Advertising
Advertising costs, which are included in Advertising, Promotion and Marketing expense, are expensed as incurred.

i)	Inventories
Inventories are presented at the lower of cost or market value, including shipping and handling.

j)	Organizational and Start-Up Costs
Costs of start-up activities were expensed as incurred.

k)	Accounts and Accrued Expenses Payable
Included in this amount of $2,907,914 as of December 31, 2006 is approximately $230,000 of unpaid payroll taxes (which the Company is currently arranging payment plans on), $1,790,000 for the arbitration award discussed below and $550,000 of accounts payable. We are in the process of evaluating several legal options relating to the arbitration award and will be pursuing appropriate actions upon completion of this evaluation to limit and/or vacate the award

l)	Loans Payable – Short-Term
In September 2006, the Company’s then-legal counsel agreed to convert their account payable into a short-term loan of $300,000. $100,000 of this loan is payable in monthly instalments, starting in November 2006, and $200,000 is payable when the Company obtains financing of at least $3,500,000. In addition, the Company issued its former legal counsel a five-year warrant to purchase 75,000 shares of the Company’s stock at an exercise price of $1.25 and WYD gave them a first priority security interest in all of the Trademarks and associated goodwill owned by WYD.

In October 2005, $150,000 was borrowed as a short-term bridge loan and was supposed to be repaid in December 2005, when funding was expected to be secured through the efforts of this individual. The funding did not materialize and on August 25, 2006, the Company was sued to force repayment of this loan. In October, 2006, this note was purchased by a shareholder and all litigation was dropped. The shareholder converted the note into restricted stock of the Company in the fourth quarter of 2006.

m)	Basic and Diluted Loss Per Share
In accordance with SFAS No. 128 – “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2006, the Company had no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

n)	Foreign Currency Translation
The Company’s functional currency is the U.S. dollar. Transactions in foreign currencies are translated into U.S. dollars as follows:

i.	monetary items at the rate prevailing at the balance sheet date;

ii.	non-monetary items at the historical exchange rate;

iii.	revenue and expense at the average rate in effect during the applicable accounting period.

o)	New Accounting Standards

i.
In December 2004, the FASB issued a revision to Statement No. 123, Accounting for Stock- Based Compensation which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised SFAS 123 eliminates the alternative to use Opinion 25’s intrinsic value method of accounting and instead, requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. Furthermore, public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value as well as estimate the number of instruments for which the requisite service is expected to be rendered. Any incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair values before and after the modification.

For public entities that file as small business issuers, the effective date of the revised Statement is as of the beginning of the next fiscal year that begins after December 15, 2005. Consequently, the Company began recognizing the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards in 2006. In 2005, the Company used the intrinsic value method. The following table shows the effects on net loss and loss per share for the year ended December 31, 2005 had compensation and payment been measured on the fair value method pursuant to SFAS No. 123:

Year Ended December 31, 2005

Net loss, as reported	($4,251,311)
Officers’ Salary cost increase based on the fair value method	(6,417,125)
Marketing Expense increase based on the fair value method	(436,100)
Financing Expense increase based on the fair value method	(246,332)
Sales Expense increase based on the fair value method	(448,520)
Investment Banking Services Expense increase based on the fair value method	(2,989,200)
Pro forma net loss	($14,788,588)

Basic loss per share
As reported	($.36)
Pro forma	($1.24)

4.	Share Capital

	a)	Issued Shares

On March 14, 2005, the Company’s Board of Directors approved a one-for-five reverse stock split. Following the reverse stock split the number of issued and outstanding shares in the Company totalled approximately 10,180,106.

All share and per share amounts included in these financial statements have taken into account the reverse split described above unless otherwise noted.

The par value of the common stock remained unchanged at $0.001 and the number of authorized common shares was reduced to 20,000,000. On April 13, 2005, pursuant to a Written Consent of a Majority of the Outstanding Shares of common stock, the Company’s authorized capital was increased to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

	b)	Restricted Stock
The Company’s shares began trading on the OTC Bulletin Board effective August 17, 2004.

At December 31, 2006, 13,846,671 outstanding shares of common stock were restricted for periods of up to two years.

	c)	Stock Issued for Loans and Notes Payable
During the quarter ended March 31, 2005, the Company issued shares in settlement of loans payable as follows:

	NUMBER
	OF SHARES	VALUE

For convertible promissory notes issued settled during the quarter ended March 31, 2005 at face value of the notes	68,500	$68,500

	68,500	$68,500
During the year ended December 31, 2006, the Company issued shares in settlement of loans payable as follows:

	NUMBER OF
	SHARES	VALUE

AJW Entities Conversion of Loans to Restricted Stock	555,779	$192,617
Other Loans Converted to Restricted Stock	1,572,832	676,416
Restricted Stock Issued for Amounts Due to Officers and Related
Parties	388,000	194,000
	2,516,611	$1,033,033

d)	OtherStock and Warrants Issued
On February 28, 2005, the Company reinstated 3,119,283 shares that had been returned to the Company for no consideration on November 3, 2004. 2,460,000 of these shares formed part of the purchase consideration for the Who’s Your Daddy, Inc. acquisition (Note 8(a)).

The Company issued the following restricted common stock during the six months ended September 30, 2005: (1) 4,500,000 restricted shares of common stock per the acquisition of Who’s Your Daddy, Inc. (Note 8(a)) as of April 1, 2005, (2) 8,000 restricted shares of common stock to Concord Business Services for services rendered, as of June 9, 2005, (3) 35,000 restricted shares of common stock to Pasadena Capital Partners, for services rendered, as of June 9, 2005, (4) 24,000 restricted shares of common stock to Keith Middlebrooks as of August 1, 2005, (5) 250,000 restricted shares of common stock to The Hanneman Group, for services rendered and to be rendered, as of August 6, 2005, (6) 190,000 restricted shares of common stock to Rich Entertainment, Inc., for services rendered, as of August 6, 2005, (7) 10,000 restricted shares of common stock to Miller and Pliakas, LLP, for services rendered, as of August 6, 2005, (8) 400,000 restricted shares of common stock to October Funds Ltd. for cash and (9) 850,000 restricted shares of common stock to Geneva Equities Ltd., for cash and services rendered, on various dates. As discussed in Note 1, 500,000 restricted shares of common stock were initially issued per the acquisition of Pharb University Brand, Inc. as of June 12, 2005 and subsequently cancelled as if they had not been issued.

In the three months ended December 31, 2005, the Company issued: (1) 328,947 restricted shares with registration rights to Around the Clock Partners, for cash, (2) 189,164 restricted shares to Geneva Equities Ltd. for services rendered for the above October transactions, (3) 42,000 restricted shares to October Funds Ltd. to adjust the above transaction, (4) 20,000 restricted shares to George Salameh for investment banking services, (5) 65,000 restricted shares to Danny Kashou as settlement of claims, (6) 69,375 restricted shares to shareholders as payment of interest on loans and as settlement of claims and (7) cancelled 250,000 restricted shares of common stock to The Hanneman Group and returned them to Treasury.

In the three months ended December 31, 2005, the Company issued: (1) 5-year warrants to purchase a total of 56,818 shares of common stock, at an exercise price of $0.88 per share, to Harlan Kleinman, Paresh Patel and Jon Slizza as a retainer against a success fee payable on closing of an Offering of the Company’s securities (these were cancelled in 2006 inasmuch as no success fee was earned), (2) 5-year warrants to purchase a total of 148,514 shares of common stock, at an exercise price of $1.01 per share, to Harlan Kleinman in connection with his convertible debenture (these were cancelled in 2006 when the debenture was converted), (3) 5-year warrants to purchase a total of 50,000 shares of common stock, at an exercise price of $1.50 per share, to the Investors described in Note 9 as part of their financing (4) 5-year warrants to purchase a total of 35,000 shares of common stock, at an exercise price of $1.25 per share, to Around the Clock Partners, as part of their cash investment described in the above paragraph, (5) 5-year warrants to executives to purchase a total of 7,150,000 shares of common stock as detailed in Note 12 (525,000 of these were cancelled in 2006), (6) three 5-year warrants to its investment banker, effective April 1, 2005, each to purchase 1,000,000 shares of common stock each on similar terms to the CEO and President, as detailed in Note 12, (7) three 5-year warrants to its sales managing company, effective June 27, 2005, each to purchase 200,000 shares of common stock each on similar terms to the CEO and President, as detailed in Note 12, and (8) three 5-year warrants in connection with a Marketing and Promotion Agreement, as described in Note 6, effective August 10, 2005, each to purchase 1,000,000 shares of common stock each on similar terms to the CEO and President as detailed in Note 12. These warrants were terminated on March 1, 2006 by mutual agreement.

During the year ended December 31, 2006, the Company issued: (1) 2,348,918 restricted shares to various investors for cash, (2) 90,000 restricted shares to its three directors for services rendered during the year, (3) 228,700 restricted shares to two individuals and two companies for commissions, (4) 170,000 restricted shares to two companies for services rendered during the year, (5) 1,784,975 restricted shares to various investors as conversion of their loans to the Company, (6) 555,779 restricted shares to the Investors described in Note 9, as a conversion of a portion of the amounts owed to them, (7) 167,000 restricted shares to King of Energy West, LLC in connection with the signing of its distributor agreement, (8) 1,000,000 restricted shares to Geneva Equities, Ltd. for investment banking services rendered and termination of their contract, (9) 84,868 restricted shares for interest expense, (10) 423,143 restricted shares for other expenses and (11) 388,000 restricted shares to officers and related parties for unpaid compensation. The stock issued during this quarter was valued at $998,805.

During the year ended December 31, 2006, the Company issued: (1) 5-year warrants to purchase a total of 122,000 shares of common stock to employees, (2) 5-year warrants to purchase a total of 364,057 shares of common stock to investors as part of their investment in the Company, (3) 5-year warrants to purchase a total of 10,000 shares of common stock as a commission, (4) 5-year warrants to purchase a total of 194,000 shares of common stock as art of loan conversions, (5) 5-year warrants to purchase a total of 33,000 shares of common stock to King of Energy West, LLC in connection with the signing of its distributor agreement, (6) 5-year warrants to purchase a total of 75,000 shares of common stock to the Company’s legal counsel as part of their conversion of their account payable into a short-term loan and (7) cancelled warrants to purchase a total of 730,322 shares of common stock in connection with termination of contracts.

For each of the issuances described above, we relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

A summary of the Company’s stock warrants is presented below:

		Exercise
	Shares	Price

Balance December 31, 2004	0

Granted during 2005, net:	3,650,000	$2.00
	3,600,000	$1.50
	35,000	$1.25
	148,514	$1.01
	3,550,000	$1.00
	56,818	$0.88
Balance December 31, 2005	11,040,332

Granted during 2006, net:	28,571	$2.50
	373,486	$2.00
	(64,000)	$1.50
	75,000	$1.25
	(148,514)	$1.01
	(140,000)	$1.00
	(56,818)	$0.88
Balance December 31, 2006	11,108,057

5.	Related Party Transactions

On September 2, 2003, the Company entered into an agreement with RBM Financial, Inc. and TwentyTen Investments Corp. for programming, marketing and business concept expertise. The programming expertise was provided by Riskebiz Internet Services, Inc, a corporation owned by the then- President of the Company. Under the terms of the agreement, the Company prepaid $100,000 for services provided through August, 2004. This agreement was terminated on April 21, 2005.

The Company also paid $6,250 in 2004 to a company owned by the Company’s former President for advice on acquisitions, strategy, planning and management. Under the terms of a contract dated September 30, 2004, the Company was committed to pay up to $1,700 per month to its former President for up to a year for management services to guide the Company in the development of its business, products and services. This agreement was terminated on April 25, 2005 upon the resignation of the Company’s former President.

The Company has signed agreements with two related parties for systems control, Sarbanes-Oxley planning and management consulting services. Under the terms of these agreements, the Company is committed to pay $11,000 monthly. A portion of this amount is being deferred until the Company receives additional funding. For the year ended December 31, 2005, the Company paid $49,000 to these parties and deferred payment on $34,000. For the year ended December 31, 2006, the Company paid $22,000, issued restricted stock and warrants as payment of $74,000 and deferred payment on the balance due to these parties.

For the year ended December 31, 2005, officers and shareholders made loans to the Company of approximately $199,000 and officers deferred salary of approximately $96,000. For the year ended December 31, 2006, officers and shareholders made loans to the Company of approximately $580,000 and received repayment of advances of approximately $200,000. In addition, during the year ended December 31, 2006 officers were paid total salaries of approximately $174,000, issued restricted stock and warrants as payment of $120,000 of salary and they deferred payment on the balance due of their salaries.

6.	Commitments

SMART-TEK Communications Inc.

On November 29, 2004, the Company entered into a Revenue Sharing and Product Development agreement with SMART-TEK Communications Inc. (Smart-Tek), whereby Smart-Tek would earn shares for “their involvement in the design, engineering, sales, manufacturing, technology and expertise with the application(s) or product(s) in partnership with the Company,” and the Company would earn “50% of the revenues associated with the marketable final product.” On January 28, 2005, the parties concluded that they could not identify an application or product to co-develop, produce and market so as to fulfill the agreement

Rich Entertainment, Inc.

On August 4, 2005, the Company entered into a Marketing and Promotion Agreement (the “Promotion Agreement”) with Rich Entertainment, Inc., a California corporation (RE), f/s/o Percy Miller. Pursuant to the Agreement, RE was to provide certain marketing and promotion services for certain products (the “Promoted Products”) of the Company.

This agreement was mutually terminated on March 1, 2006, effective February 28, 2006.

Lease Commitments

The Company leases its facilities under a non-cancelable operating lease arrangement for a 62-month period in Carlsbad, California. The lease was signed in November, 2006. Occupancy commenced on March 16, 2007 and ends on April 30, 2012, with a 36-month extension period. The remaining lease payments as of December 31, 2006 under this lease are $567,235.

The Company leases equipment under non-cancelable operating lease arrangements for a 39-month period. The lease commenced in July 2005 and ends in September 2008. The remaining lease payments under this lease are $8,106.

The Company does not currently utilize any off-balance-sheet financing. Rent expense for the years ended December 31, 2006 and 2005 were $87,537 and $ 66,984.

Future minimum lease payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2006 are as follows:

Twelve Months Ended December 31,
2007	$82,063
2008	103,294
2009	112,473
2010	116,409
2011	120,483
2012	40,619
Total minimum lease payments	$575,341

7.	Litigation

On July 19, 2006, we received a Demand for Arbitration filed with the American Arbitration Association from Greg Sacks seeking damages arising out of a sponsorship contract between the parties. On February 13, 2007, the Arbitrator awarded Sacks Motorsports Inc $1,790,000. We are in the process of evaluating several legal options and will be pursuing appropriate actions upon completion of this evaluation to limit and/or vacate the award..

On February 7, 2006, American Express Company filed a suit in the San Diego Superior Court seeking payment on a credit card balance of approximately $80,000

8.	Acquisitions / Divestitures

a)
On April 1, 2005, the Company acquired all of the issued and outstanding shares of Who’s Your Daddy, Inc. (“WYD”), a company incorporated in California. Under the terms of the agreement and plan of merger, the Company issued 2,040,000 shares and delivered an additional 2,460,000 issued and outstanding non-float common shares with an agreed stock price of $1.00 per share. All shares, other than those to be issued to related parties, have been issued. The shares that are to be issued to related parties will be issued when the Company reaches $4,000,000 in revenues.

b)
At the time the Company signed an initial Content Distribution and Revenue Share Agreement with TwentyTen Investments Corp., the Company believed it would realize at least the acquisition value from the SMSOfficePools.com service. The Company has since reviewed this acquisition and has come to the conclusion that the value is not materializing as originally anticipated.

On April 21, 2005, the parties mutually agreed to terminate the Content Distribution and Revenue Share Agreement. TwentyTen Investments Corp. returned to the Company the 400,000 common shares issued. In consideration of the termination of the contract and work performed to date by TwentyTen Investments, the Company issued to TwentyTen Investments 40,000 common shares.

c)
At the time the Company signed an initial Agreement with Riskebiz Internet Services, a corporation owned by a then-director, the Company believed it might realize at least the acquisition value from the RISKeye mobile technology. The Company has since reviewed this acquisition and has come to the conclusion that development is not materializing as originally anticipated. On April 21, 2005, the parties mutually agreed to terminate the Asset Purchase Agreement Riskebiz 200,000 common shares issued for the RISKeye mobile viewing technology. In consideration of the termination of the contract, and work performed to date by Riskebiz, the Company issued to Riskebiz Internet Services 20,000 common shares.

d)
The Company has decided to sell all rights, title and interest in various technologies which are no longer core to its business, to an unrelated corporation for 250,000 shares of such corporation’s stock. The shares are restricted for a period of two years, pending the filing of a registration statement. The unrelated corporation is in the process of issuing these shares. As a result, the expenses related to this technology were written off to Additional Paid in Capital as part of the Reverse Acquisition in these financial statements.

e)
On June 12, 2005, the Company acquired all of the issued and outstanding shares of Pharb University Brand, Inc. (“Pharb”), a company incorporated in Delaware, for a total of 1,000,000 restricted shares of the Company’s common stock. 500,000 shares of common stock have been issued and 500,000 shares shall be delivered within fifteen (15) days after the date the quarterly financial statements of the Company have been prepared showing that cumulative sales of Pharb’s products and/or the Company’s products sold through Pharb’s sales channels have reached $4,000,000. On February 28, 2006, the Board of Directors of the Company, Pharb Acquisition Corp., and Pharb University Brand, Inc. and Mark De Mattei mutually agreed to rescind the agreement ab initio.

9.	Financing

On April 29, 2005, the Company entered into a Securities Purchase Agreement with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (collectively, the “Investors” or the “AJW Entities”) for the sale of (i) $3,750,000 in callable secured convertible notes (the “Notes”) and (ii) stock purchase warrants (the “Warrants”) to buy 2,628,505 shares of common stock. Pursuant to the Securities Purchase Agreement, the Company also agreed to covenants regarding its business and the use of proceeds. On April 29, 2005, the Investors purchased $1,250,000 in Notes and received Warrants to purchase 876,170 shares of the Company's common stock. The full text of these Notes and the other agreements between the Company and the Investors is filed with the Current Report on Form 8-K filed on May 16, 2005.

Effective as of October 5, 2005, the Company entered into an amendment and repayment letter agreement (the “Amendment”) with the AJW Entities whereby the Purchase Agreement was amended and any prior breach or default under the Purchase Agreement was resolved. The Amendment provides for the Company to limit the investment by the AJW Entities to $1,750,000 in Notes and Warrants to purchase only 50,000 shares of common stock, which amended the originally agreed upon amount of $3,750,000 in Notes and Warrants to purchase up to 2,628,505 shares of common stock. The Warrants to purchase 50,000 shares of common stock are for a term of five years with an exercise price of $1.50 per share. As part of the Amendment, the AJW Entities invested an additional $500,000 in the Company after the Company filed its registration statement. The full text of these Notes and the other agreements between the Company and the Investors is filed with the Current Report on Form 8-K filed on October 7, 2005.

As a result of the Amendment, the initial $1,250,000 payment was reclassified to long-term debt in these financial statements. Further, the fees incurred in connection with receiving these funds have been reclassified as Capitalized Financing Fees and will be amortized over the repayment period of the new agreement.

Effective as of December 5, 2006, the Company and the AJW Entities modified the Callable Secured Convertible Notes dated April 29, 2005 and the Amendment dated October 5, 2005 and other matters set forth herein. Under this modification, the Company is allowed to prepay, at its option, all or a portion of the principal outstanding under the Notes, with an agreed-upon payoff balance as of December 5, 2006 of $2,150,000, which includes interest thru December 31, 2006. Further, the AJW Entities agreed that the Company is no longer in default and to waive any all penalties that were due and owing to the Investors for, including but not limited to, the Company’s failure to have a registration statement declared effective on time. They agreed there will be no additional penalties or an Event of Default under the Notes, so long as the Company honors the Investors’ future conversion requests, as allowed in each of the Debt Instruments, as they are received in a timely manner. The full text of this modification is filed with the Current Report on Form 8-K/A filed on January 29, 2007.

Effective April 3, 2007, the Company and the AJW Entities modified the Callable Secured Convertible Notes dated April 29, 2005, the Amendment dated October 5, 2005, the Amendment Dated December 5, 2006 and other matters set forth herein. Under this modification, the Company has agreed to repurchase the Notes in exchange for a payment of $1,000,000 and the issuance of 1,000,000 restricted shares of the Company’s common stock and 1,000,000 freely trading shares of the Company’s common stock by April 30, 2007. The full text of this modification is filed with the Current Report on Form 8-K/A filed on April 13, 2007.

Two institutional investors have committed to put up the cash and securities required under this modification in exchange for 4,500,000 restricted shares of the Company’s common stock. A final agreement is being negotiated with these investors.

10.	Long-Term Debt

Note Payable in equal monthly installments of $8,000,
including interest, through January, 2008	$222,352
Convertible Debentures Payable to AJW Entities,
plus interest at 15%, due April, 2008	2,080,143
Less: Current Portion	(222,352)
Total Notes Payable	$2,080,143
The aggregate amount of required payments at December 31, 2006 is as follows:

12 Months Ending December 31, 2007	$240,000
12 Months Ending December 31 2008	2,080,143
Total	2,320,143
Less: Amount representing interest	(17,648)
Total at present value	$2,302,495

11.	Income Taxes

Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

The differences between Federal income tax rate and the effective income tax rate as reflected in the accompanying statements of operations are:

	December 31, 2006	December 31, 2005

Statutory federal income tax rate	34%	34%
State Rate (Net of Federal Benefit)	6	6
Valuation allowance	(40)	(40)
Effective tax rate	-%	-%

The minimum annual state franchise tax in California is $800.

At December 31, 2006, the Company had net operating loss carry-forwards for income tax purposes in excess of $12,000,000 and Section 179 carry-forwards in excess of $113,000. Some of these carryovers are limited to being applied against specific Company’s operations.

12.	Executives’ Employment Agreements

Effective April 1, 2005, pursuant to the merger with WYD, the Company entered into employment agreements with Edon Moyal, its CEO, and Dan Fleyshman, its President. In June, 2005, pursuant to the merger with Pharb, the Company entered into a similar employment agreement with one executive. These agreements were amended in December, 2005. In January, 2006 the contract with the Pharb executive was terminated.

Mr. Moyal is primarily responsible for formulating the Company’s strategic plan, developing marketing strategies and new product concepts, establishing distribution channels, analyzing branding initiatives, developing new licensing opportunities, recruiting and developing key executives for the organization and sourcing capital to ensure the continued growth of the Company. Mr. Fleyshman is primarily responsible for the strategic development of key licensing and manufacturing relationships for the Company. In addition, Mr. Fleyshman is instrumental in the formulation of the Company’s strategic plan, the recruitment process of key executives for the organization and the creative development behind branding initiatives.

The agreements are for a period of five years. Each executive is to receive annual cash compensation of $144,000 and 2.0% of the annual gross revenue of the Company - effective January 1, 2005. Additionally, each employment agreement provides for the issuance of three warrants, exercisable from months 13 to 60 of the employment agreement, as follows: one to purchase 1,000,000 shares of common stock at a price of $1.00, one to purchase 1,000,000 shares of common stock at a price of $1.50,and one to purchase 1,000,000 shares of common stock at a price of $2.00. Additionally, each employment agreement provides for the issuance of 1,000,000 shares of voting preferred stock that cannot be converted to common shares in the Company with supermajority voting rights not less than four votes per share of such capital stock. As part of the termination agreement with the Pharb executive, for no additional consideration, his preferred stock was returned to the Company, his warrants were cancelled and he agreed to forgo any gross revenue payments.

In December, 2005, the Company entered into an employment agreement with Reuven I, Rubinson, its CFO, effective June 1, 2005, the starting date of his employment with the Company. Mr. Rubinson’s term is for three years, his annual compensation started at $96,000 and he receives 0.5% of the annual gross revenue of the Company. Additionally, he received three warrants, each to purchase 175,000 shares of common stock, on similar terms and strike prices to the three warrants described in the above paragraph. Mr. Rubinson is responsible for all filings with the SEC and for the Company’s books and records and all aspects of its accounting system.

In December, 2005, the Company entered into three year employment agreements with two executives. One of these executives’ agreement was effective May 1, 2005, the starting date of his employment with the Company, and he received annual compensation of $120,000, 0.5% of the annual gross revenue of the Company and three warrants to purchase 175,000 shares of common stock on similar terms and strike prices to the warrants described above. This executive resigned on April 7, 2006 and his warrants have been canceled. The other executive’s agreement was effective December 16, 2005, the starting date of his employment with the Company, and he received annual compensation starting at $96,000. This other executive resigned from the Company on March 24, 2006. Under the employment termination agreement he is receiving compensation to the date of his termination and 100,000 warrants with an exercise price of $2.00 from month 13 to 60 of the agreement. Only these warrants are reflected in these financial statements.

The full text of these five employment agreements are filed with the Current Report on Form 8-K and 8-K/A filed on January 3, 2006.

On June 23, 2006, the Company entered into a three year employment agreement with Joseph Conte to become a Vice-President of the Company. The agreement was effective May 1, 2006, the starting date of his employment with the Company. His monthly compensation started at $4,000, increased to $8,000 on October 1, 2006 and will increase to $12,000 on May 1, 2007. In addition, he receives $0.10 per case of our energy drink produced, based on his prior employment with the company that developed the formula for the energy drink, with that company’s fee being reduced accordingly. He will receive one five-year warrant to purchase 25,000 shares of the Company’s common stock, with an exercise price of $2.00, exercisable from months 13 to 60, when the Company’s cumulative net revenues reach $5,000,000 and another warrant for the purchase of an additional 25,000 shares when the Company’s cumulative net revenues reach $10,000,000. Thereafter, he will receive warrants for the purchase of an additional 25,000 shares of the Company’s common stock for each additional $10,000,000 of Company cumulative net revenues. The full text of this employment agreement is filed with the Current Report on Form 8-K filed on June 29, 2006.

Effective October 1, 2006, the Board of Directors voted to increase the salaries of Messrs. Moyal (CEO) and Fleyshman (President) to $18,000 monthly and Mr. Rubinson (CFO) to $15,000 monthly respectively.

Consolidated Financial Statements
for the fiscal quarter ended March 31, 2007
(as filed in the Company's quarterly report on Form 10-QSB
for the period ending March 31, 2007)

PART I - FINANCIAL INFORMATION

Item1. Financial Statements

Who’s Your Daddy, Inc.
Consolidated Balance Sheets
As of March 31, 2007 and December 31, 2006

	March 31,	December 31,
	2007	2006
	(Unaudited)
Assets

Current Assets
Cash	$50,039	$5,459
Accounts Receivable, net	7,122	12,617
Inventories	190,142	244,541
Loans Receivable	13,006	13,025
Escrow Deposits	-	-
Prepaid Expenses	91,817	134,614
Total Current Assets	352,126	410,256

Property, Plant and Equipment
Fixed Assets	85,365	73,731
Less: Accumulated Depreciation	(29,598)	(26,742)
Net Property, Plant and Equipment	55,767	46,989

Non-Current Assets
Organization Costs, Net	-	-
Trademarks	104,695	86,401
Security Deposits	55,184	53,849
Total Non-Current Assets	159,879	140,250
Total Assets	$567,772	$597,495

Liabilities and Stockholders’ Deficiency

Current Liabilities
Accounts and Accrued Expenses Payable	$1,209,207	$1,117,914
Reserve for Arbitration Award	1,790,000	1,790,000
Due to Officers' and Related Parties	564,777	766,875
Loans Payable - Short-Term	357,804	345,000
Due to NIR	-	-
Customer Deposits	-	-
Current Portion of Long-Term Debt	222,352	222,352
Total Current Liabilities	4,144,140	4,242,141

Non-Current Liability
Long-Term Debt, Net of Current Portion	2,080,143	2,080,143
Total Liabilities	6,224,283	6,322,284

Stockholders’ Deficiency
Preferred Stock - 20,000,000 Shares Authorized, 2,000,000 Shares Issued and Outstanding.	2,000	2,000
Common Stock - $0.001 Par Value. 100,000,000 Shares Authorized, 23,058.6741 and 21,032,821 Shares Issued and Outstanding at March 31, 2007 and December 31, 2006	23,060	21,033
Additional Paid-in Capital	6,625,526	5,675,928
Prepaid Expense Paid by Issuing Stock	(89,211)	(131,872)
Deficit	(12,217,886)	(11,291,878)
Total Stockholders’ Deficiency	(5,656,511)	(5,724,789)
Total Liabilities and Stockholders’ Deficiency	$567,772	$597,495

(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.
Consolidated Statements of Operations (Unaudited)
For the Three Months Ended March 31, 2007 and 2006

	Three Months Ended March 31 (Unaudited)
	2007	2006

Revenues	$133,814	$150,457

Cost of Goods Sold	90,501	88,770

Gross Margin	43,313	61,687

Operating Expenses
Administrative and General	575,480	600,418
Advertising, Promotion and Marketing	360,273	326,479
Total Expenses	935,753	926,897

Operating Loss	(892,440)	(865,210)

Other Income/(Expense)
Interest Expense	(33,568)	(198,201)
Other income		11,855

Loss before Provision for Income Taxes	(926,008)	(1,051,556)
Provision for Income Taxes	-	-

Net Loss	$(926,008)	$(1,051,556)

Loss per Share	($0.04)	($0.08)
Weighted Average Shares Outstanding	21,261,115	13,933,756

(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.
Consolidated Statements of Cash Flows (Unaudited)
For the Three Months Ended March 31, 2007 and 2006

	Three Months Ended March 31 (Unaudited)
	2007	2006
Cash Flows From Operating Activities
Net Loss for the Period	$(926,008)	$(1,051,556)
Add: Non-Cash Items:
Depreciation and Amortization	2,856	10,012
Stock and Warrants Issued for Services and Other Expenses	105,750	60,000
	(817,402)	(981,544)
Change in Non-Cash Working Capital Items:
Financing Fees Paid by Issuing Stock	-	35,044
Accounts Receivable	5,495	(33,563)
Inventories	54,399	43,905
Loans Receivable	19	(18,129)
Prepaid Expenses	42,797	73
Trademarks, Net	(18,294)	(63,714)
Security Deposits	(1,335)
Accounts and Accrued Expenses Payable	178,127	424,846
Due to Officers and Related Parties	154,126	127,281
Loans Payable - Short Term	-	10,225
Prepaid Expense Paid by Issuing Stock	42,661	-
Cash Used by Operations	$(359,407)	$(455,576)

Cash Flows From Investing Activities
Additions to Property, Plant and Equipment	$(11,634)	$-
Cash Used By Investing Activities	$(11,634)	$-

Cash Flows From Financing Activities
Stock Issued for Cash	$215,000	$432,000
Proceeds from Other Loans	214,919	80,059
Loan Repayments - Other Loans	(14,298)	(58,393)
Cash Provided By Financing Activities	$415,621	$453,666

Change In Cash	44,580	(1,910)
Cash, Beginning Of Period	5,459	2,977
Cash, End Of Period	$50,039	$1,067

Other Cash Items
Cash Paid for Interest Expense	$29,568	$-
Cash Paid for Income Taxes	$-	$-

Items Not Requiring the Use of Cash
Stock and Warrants Issued for Services and Other Expenses	$105,750	$60,000
Stock Issued for Interest Expense	$-
Loans Converted to Stock	$408,041	$-
Accounts Payable Converted to Stock	$55,000	$-
Employee Salary Converted to Stock	$31,834	$-
Officer Salary Converted to Stock	$45,000	$-
Related Parties Compensation Converted to Stock	$91,000	$-

(The accompanying notes are an integral part of these financial statements)

Who’s Your Daddy, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2007

1. Basis for Presentation

Who’s Your Daddy, Inc. (the “Company”) manufactures, markets, sells and distributes its “King of Energy™” energy drinks and is involved in the licensing of its proprietary name “Who’s Your Daddy®.” The Company was incorporated in the State of Nevada on October 12, 2000 under the name Cogen Systems, Inc. and changed its name to Snocone Systems, Inc. on December 6, 2001.

As discussed below, on April 1, 2005, the Company acquired all of the issued and outstanding shares of Who’s Your Daddy, Inc. (“WYD”), a company incorporated in California. For accounting purposes, this merger is being treated as a reverse-acquisition since control of the Company passed to the WYD shareholders. As a result of this accounting treatment, the historical financial statements of the acquiring company (WYD) are presented for all periods prior to the acquisition, along with the consolidated financial statements of both entities for all periods after the reverse-acquisition date.

On April 13, 2005, a majority of the Company’s shareholders approved a change in the Company’s name to Who’s Your Daddy, Inc. from Snocone Systems Inc.

The accompanying unaudited financial information of Who’s Your Daddy, Inc. as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 has been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. In the opinion of management, such financial information includes all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the Company’s financial position at such date, and the operating results and cash flows for such periods. Operating results for the three month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire year. Certain information and footnote disclosure normally included in financial statements in accordance with generally accepted accounting principles have been omitted pursuant to the rules of the Securities and Exchange Commission. These financial statements and the related notes should be read in conjunction with our audited annual financial statements for the year ended December 31, 2006 that are included in our Form 10-KSB. The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

2. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

The Company has incurred losses of $926,008 for the quarter ended March 31, 2007, $5,648,069 in the year ending December 31, 2006, $12,328,886 cumulative since inception and has a working capital deficit of $3,792,014 as of March 31, 2007.

The future of the Company is dependent upon its ability to obtain financing and to achieve profitable operations. In the near future, we will be seeking to raise additional capital to pay down accounts and accrued expenses payable, increase inventory, purchase promotional materials, expand the distributor network and pay operational expenses. Should we be unsuccessful in obtaining additional funding, we may be unable to meet our cash flow requirements in the short term.

On April 11, 2007, effective April 3, 2007, the Company and AJW Partners, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. And New Millenium Partners, II, LLC (collectively, the “AJW Entities”) reached an agreement whereby the Company obtained the right to repurchase $1,750,000 in secured convertible notes (the “Notes”) and warrants to purchase 876,170 shares of the Company’s common stock (the “Warrants”) in exchange for $1,000,000 and the issuance of 2,000,000 shares of the Company’s common stock. This Securities Repurchase Agreement is described on the Form 8-K filed with the Securities and Exchange Commission on April 29, 2007.

On May 7, 2007, the Company reached an agreement with Around the Clock Partners, LP, Cohiba Partners Inc. and the investors identified on the signature pages to the Securities Purchase Agreement attached as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities Exchange Commission on May 14, 2007 (the “New Investors”), whereby the Company assigned, and the New Investors assumed, the Company’s rights and obligations under the Securities Repurchase Agreement and, concurrently, the New Investors exercised their rights thereunder and purchased from the AJW Entities the Notes and Warrants in exchange for payment to the AJW Entities of $1,000,000 and the transfer to the AJW Entities of 2,000,000 shares of the Company’s common stock held by the New Investors, thereby retiring the Company’s short and long term debt obligations to the AJW Entities. The New Investors concurrently exchanged the Notes and Warrants with the Company for 4,500,000 shares of the Company's common stock and an option to purchase up to 2,000,000 shares of the Company's common stock at a purchase price of $0.50 per share, exercisable for sixty days after the closing of the financing.

3. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

b) Revenue recognition

Revenue is recorded over the life of the contract when earned based on the terms of the contract. Revenue is recognized when products are shipped to the customer and title passes.

In accordance with the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board, statement EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer,” slotting fees, buydowns, cooperative advertising and other reductions and incentives given by the Company to its customers are shown as a reduction of revenue, rather than as a cost of goods sold. This treatment was adopted in the quarter ended December 31, 2006. In order to properly reflect this accounting treatment for the 2006 interim financial statements, appropriate reclassifications have been made to revenues and to cost of goods sold from the Form 10-QSB filed with the Securities and Exchange Commission for the three months ending March 31, 2006. In addition, revenue in the quarter ending March 31, 2006 not directly related to the beverage business has been reclassified from Revenue to Other Income in the Statement of Operations presented herein.

c) Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the net values at which they are recorded are considered to be reasonable estimates of their fair values. The carrying values of notes payable are deemed to be reasonable estimates of their fair values

d) Concentration Risks

The Company is concentrating its efforts in two revenue generating categories - Beverage and Licensing. There is significant competition in each of these categories with companies that have substantially greater financial, marketing and distribution resources than the Company. The inability of the Company to obtain or maintain contracts in any one of these areas could negatively affect the future of the Company. Also, revenue derived from international customers are subject to risks associated with foreign operations, such as obtaining governmental permits and approvals, currency exchange fluctuations, currency restrictions, political instability, labor problems, trade restrictions and changes in tariff and freight charges.

e) Receivables

Receivables are recorded net of any allowance for expected losses. Receivable balances are reviewed quarterly to determine if any allowance is required. At December 31, 2006, an allowance of $10,890 was recorded. At March 31, 2007, an additional $6,095 allowance was recorded.

f) Long-Lived Assets

Fixed assets are recorded at cost. For book purposes, depreciation is computed on the straight-line method, based on the estimated useful lives of the assets of generally five years. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation and Amortization expense was $2,856 and $10,012 for the three months ended March 31, 2007 and 2006. The Company periodically reviews property, plant and equipment and any identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If property, plant and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value.

g) Intangible assets

Costs incurred in the registration of Trademarks are recorded at cost and not amortized. The Company periodically evaluates the carrying value of Trademarks and other intangible assets to determine whether there are any impairment losses. If indicators of impairment are present in intangible assets used in operations and future cash flows are not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified.

h) Advertising

Advertising costs, which are included in Advertising, Promotion and Marketing expense, are expensed as incurred.

i) Inventories

Inventories are presented at the lower of cost or market value, including shipping and handling.

j) Accounts and Accrued Expenses Payable

Included in this amount of $1,209,207 at March 31, 2007 is approximately $260,000 of unpaid payroll taxes (for which the Company is currently arranging payment plans), approximately $130,000 to Who’s Ya Daddy for the licensing settlement discussed below, approximately $210,000 of accrued salaries and expenses and approximately $605,000 of accounts payable.

k) Loans Payable - Short-Term

In September 2006, the Company’s legal counsel at that time agreed to convert their account payable into a short-term loan of $300,000. $100,000 of this loan is payable in monthly instalments, currently $5,000 and increasing to $10,000, with the balance due September 30, 2007. The remaining $200,000 is payable when the Company obtains financing of at least $3,500,000. In addition, the Company issued its former legal counsel a five-year warrant to purchase 75,000 shares of the Company’s stock at an exercise price of $1.25 and WYD gave them a first priority security interest in all of the Trademarks and associated goodwill owned by WYD.

l) Basic and Diluted Loss Per Share

In accordance with SFAS No. 128 - “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At March 31, 2007, the Company had no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

m) Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. To the extent that the Company has, or will, incur transactions in foreign currencies such transaction will be translated into U.S. dollars as follows:

i.	monetary items at the rate prevailing at the balance sheet date;

ii.	non-monetary items at the historical exchange rate;

iii.	revenue and expense at the average rate in effect during the applicable accounting period.

n) New Accounting Standards

 In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 , or SFAS 159. The Statement permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements in order to facilitate comparisons between entities choosing different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect existing accounting requirements for certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the requirements of SFAS 159 and have not yet determined the potential impact, if any, on the financial statements.

4.	Share Capital

a) Issued Shares

On March 14, 2005, the Company’s Board of Directors approved a one-for-five reverse stock split. Following the reverse stock split the number of issued and outstanding shares in the Company totalled approximately 10,180,106.

All share and per share amounts included in these financial statements have taken into account the reverse split described above unless otherwise noted.

The par value of the common stock remained unchanged at $0.001 and the number of authorized common shares was reduced to 20,000,000. On April 13, 2005, pursuant to a Written Consent of a Majority of the Outstanding Shares of common stock, the Company’s authorized capital was increased to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

b) Restricted Stock

The Company’s shares began trading on the OTC Bulletin Board effective August 17, 2004.

At March 31, 2007, 15,805,319 outstanding shares of common stock were restricted for periods of up to two years.

c) Stock and Warrants Issued

In the three months ended March 31, 2007, the Company issued (1) 520,000 restricted shares for cash to four individuals valued at $215,000, (2) 211,500 restricted shares to three individuals and the three directors for services valued at $105,750, (3) 522,130 restricted shares to an LLC in settlement of the Company production loan valued at $261,065, (4) 326,555 restricted shares to the Company’s investment banker for Company expenses paid by them valued at $146,976, (5) 292,000 restricted shares to three companies and two individuals as payment of accounts payable valued at $146,000, and (6) 153,668 restricted shares to three employees as payment of salaries valued at $76,834. The total of these issuances of common stock during the quarter was 2,025,853 shares valued at $951,625.

In the three-months ended March 31, 2007 the Company issued a 3-year warrant to purchase a total of 150,000 shares of common stock, at an exercise price of $1.00 per share, to an LLC in settlement of the Company production loan. The Company has determined that the valuation of these warrants is not material and has not made any adjustments in the financial statements for them. A summary of the Company’s outstanding stock warrants is presented below:

	Shares	Average Exercise Price
Balance December 31, 2006	11,108,057	$1.53

Issued 1st quarter, 2007:	150,000	$1.00

Balance March 31, 2007	11,258,057	$1.52

5. Related Party Transactions

The Company has signed agreements with two related parties: one for systems control and Sarbanes-Oxley planning and one for management consulting services. Under the terms of these agreements, the Company is committed to pay a total of $11,000 monthly to these two related parties. A portion of this amount is being deferred until the Company receives additional funding. At March 31, 2007 the Company converted $96,000 of the amounts owed to them to Company common stock and had deferred payments of $13,000 to one of them. In addition, at March 31, 2007 officers and shareholders made loans to the Company of approximately $297,561 and officers had deferred salary and Gross Revenue payments totalling $225,973. See Note 12 for details of employment agreements.

6. Commitments

Lease Commitments

The Company leases its facilities under a non-cancelable operating lease arrangement for a 62-month period in Carlsbad, California. Occupancy commenced on March 16, 2007 and ends on April 30, 2012, with an option for a 36-month extension period. The monthly lease payments are currently $8,849 and the remaining lease payments as of March 31, 2007 under this lease were $567,235.

The Company leases equipment under non-cancelable operating lease arrangements for a 39-month period. The lease commenced in July 2005 and ends in September 2008. The remaining lease payments under this lease are $6,948.

The Company does not currently utilize any off-balance-sheet financing. Rent expense for the three-months ended March 31, 2007 and 2006 were $22,809 and $ 16,752 respectively.

Future minimum lease payments under non-cancelable operating leases having remaining terms in excess of one year as of March 31, 2007 are as follows:

Twelve Months Ended March 31,
2008	$108,611
2009	103,065
2010	113,434
2011	117,405
2012	121,513
2013	10,155
Total minimum lease payments	$574,183

7. Litigation

On July 19, 2006, the Company received a Demand for Arbitration filed with the American Arbitration Association from Greg Sacks seeking damages arising out of a sponsorship contract between the parties. On February 13, 2007, the Arbitrator awarded Sacks Motorsports Inc. $1,790,000. The Company believes that there were several significant venue and procedural issues with this arbitration award and intends to vigorously pursue vacating or substantially reducing the amount of this award. This amount was taken as an expense in the quarter ending December 31, 2006 and is fully reserved on the balance sheet.

On February 7, 2006, American Express Company filed a suit in the San Diego Superior Court seeking payment on a credit card balance of approximately $80,000. The Company is working with American Express on settling this suit.

On April 9, 2007, the Company was served with a summons and complaint in a lawsuit seeking judgment on the $222,352 note payable noted in footnote 9 below. The Company is evaluating the merits of the lawsuit and possible counterclaims.

On May 8, 2007, the Company was served with a summons and complaint in a lawsuit filed in the San Diego Superior Court seeking judgment under a contract allegedly calling for the payment by the Company of $288,000, stock in the Company’s wholly-owned subsidiary, Who’s Your Daddy, Inc., a California corporation, plus a certain percentage of the revenues of that subsidiary. The Company is evaluating the merits of the lawsuit and possible counterclaims

8. Financing:

On August 31, 2006 the Company secured a revolving credit line of $250,000 for the production of its “King of Energy™” drinks.

On April 29, 2005, the Company entered into a Securities Purchase Agreement with the AJW Entities. The full text of these Notes and the other agreements between the Company and the Investors is filed with the Current Report on Form 8-K filed on May 16, 2005.

Effective as of October 5, 2005, the Company entered into an amendment and repayment letter agreement (the “Amendment”) with the AJW Entities whereby the Securities Purchase Agreement was amended and any prior breach or default under the Securities Purchase Agreement was resolved.

On April 11, 2007, effective April 3, 2007, the Company and the AJW Entities reached an agreement whereby the Company obtained the right to repurchase $1,750,000 in secured convertible notes (the “Notes”) and warrants to purchase 876,170 shares of the Company’s common stock (the “Warrants”) in exchange for $1,000,000 and the issuance of 2,000,000 shares of the Company’s common stock. This Securities Repurchase Agreement is described on the Form 8-K filed with the Securities and Exchange Commission on April 29, 2007.

On May 7, 2007, the Company reached an agreement with Around the Clock Partners, LP, Cohiba Partners Inc. and the investors identified on the signature pages to the Securities Purchase Agreement attached as Exhibit 10.1 to the Form 8-K filed by the Company with the Securities Exchange Commission on May 14, 2007 (the “New Investors”) whereby the Company assigned, and the New Investors assumed, the Company’s rights and obligations under the Securities Repurchase Agreement and, concurrently, the New Investors exercised their rights thereunder and purchased from the AJW Entities the Notes and Warrants in exchange for payment to the AJW Entities of $1,000,000 and the transfer to the AJW Entities of 2,000,000 shares of the Company’s common stock held by the New Investors, thereby retiring the Company’s short and long term debt obligations to the AJW Entities. The New Investors concurrently exchanged the Notes and Warrants with the Company for 4,500,000 shares of the Company's common stock and an option to purchase up to 2,000,000 shares of the Company's common stock at a purchase price of $0.50 per share, exercisable for sixty days after the closing of the financing.

9. Long-Term Debt

Note Payable in equal monthly installments of $8,000, including interest, through January, 2008 (see Note 7 for details of a lawsuit filed on this debt)	$222,352

Convertible Debentures Payable to AJW Entities, plus interest at 15%, due April, 2008 (see Note 8 for details on the conversion of this debt to equity)	2,080,143
Less: Current Portion	(222,352)
Total Notes Payable	$2,080,143

10. Income Taxes

Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

The differences between Federal income tax rate and the effective income tax rate as reflected in the accompanying statements of operations are:

	March 31, 2007	March 31, 2006
Statutory federal income tax rate	34%	34%
State Rate (Net of Federal Benefit)	6	6
Valuation allowance	(40)	(40)
Effective tax rate	-%	-%

The minimum annual state franchise tax in California is $800.

At December 31, 2006, the Company had net operating loss carry-forwards for income tax purposes in excess of $12,000,000 and Section 179 carry-forwards in excess of $113,000. Some of these carryovers are limited to being applied against specific Company operations.

12. Executive Employment Agreements

Effective April 1, 2005, pursuant to the merger with WYD, the Company entered into employment agreements with Edon Moyal, its CEO, and Dan Fleyshman, its President. The agreements are for a period of five years. Each executive is to receive annual cash compensation of $144,000 and 2.0% of the annual gross revenue of the Company, effective January 1, 2005. Additionally, each employment agreement provides for the issuance of three warrants, exercisable from months 13 to 60 of the employment agreement, as follows: one to purchase 1,000,000 shares of common stock at a price of $1.00, one to purchase 1,000,000 shares of common stock at a price of $1.50, and one to purchase 1,000,000 shares of common stock at a price of $2.00. Additionally, each employment agreement provides for the issuance of 1,000,000 shares of voting preferred stock that cannot be converted to common shares in the Company with supermajority voting rights not less than four votes per share of such capital stock.

Effective October 1, 2006, the Board of Directors voted to increase the monthly salaries of Messrs. Moyal and Fleyshman to $18,000 each. In May 2007, the cashless exercise provision of the above warrants was removed, the expiration date of the warrants was extended to April 30, 2012, the gross revenue payments were removed and additional warrants were to be earned by them in lieu of the payments based on a percentage of gross revenues.

In December, 2005, the Company entered into an employment agreement with Reuven Rubinson effective June 1, 2005, the starting date of his employment with the Company as Chief Financial Officer. On May 9, 2007 the Company and Mr. Rubinson agreed to terminate his employment with the Company on a mutually agreeable basis. Under the terms of this agreement, Mr. Rubinson will receive $100,000 in cash paid out over a four-month period and will receive a cash payment of $10,000 when the Company achieves $10 million in cumulative revenues from inception, and $5,000 for each additional $10 million in revenues, up to a maximum of $80,000 paid to him upon attainment of $150 million in cumulative revenues. Mr. Rubinson will receive 132,000 restricted shares of common stock in payment of $66,000 in money owed to him by the Company, and the 525,000 options to purchase common stock previously granted to him are fully vested and exercisable until April 30, 2012. The Company agreed to register the common stock for these options with the next registration statement filed with the SEC.

On May 9, 2007, the Company entered into a three-year employment agreement with John Moynahan as Senior Vice President and Chief Financial Officer. The agreement provides for an annualized salary of $100,000 until the Company raises an additional $4 million of equity capital or attains a revenue level of $1 million in a quarter (either being a “Trigger Event”), whichever comes first, and a salary of $199,500 thereafter, with the difference accruing and payable upon such Trigger Event. Mr. Moynahan was granted options to purchase: 250,000 shares vesting May 9, 2007 with a strike price of $1.00 per share; 250,000 shares vesting May 1, 2008 at a strike price of $1.00; 500,000 shares vesting May 1, 2009 at a strike price of $1.50 per share; and 500,000 shares vesting May 1, 2010 at a strike price of $2.00. All options vest upon a change in control of the Company and the Company has agreed to use its best efforts to register the shares for such options in a timely manner.

On June 23, 2006, the Company entered into a three-year employment agreement with Joseph Conte to become a Vice President of the Company. The agreement was effective May 1, 2006, the starting date of his employment with the Company. His monthly compensation started at $4,000, increased to $8,000 on October 1, 2006 and increased to $12,000 on May 1, 2007. In addition, he receives $0.10 per case of our energy drink produced, based on his prior employment with the company that developed the formula for the energy drink, with that company’s fee being reduced accordingly. He will receive one five-year option to purchase 25,000 shares of the Company’s common stock, with an exercise price of $2.00, exercisable from months 13 to 60, when the Company’s cumulative net revenues reach $5,000,000 and another warrant for the purchase of an additional 25,000 shares at a strike price of $2.00 when the Company’s cumulative net revenues reach $10,000,000. Thereafter, he will receive warrants for the purchase of an additional 25,000 shares of the Company’s common stock for each additional $10,000,000 of Company cumulative net revenues. The full text of this employment agreement is filed with the Current Report on Form 8-K filed on June 29, 2006.